Exhibit 99.1

News Release

February 15, 2013

TELUS reports fourth quarter 2012 results and

announces financial targets for 2013

Strong revenue and EBITDA growth driven by both wireless and wireline

EPS up 17 per cent and free cash flow up 29 per cent
Targeting 2013 growth in revenue up to 6 per cent, EBITDA up to 8 per cent and

EPS up to 14 per cent

Earnings enhancement program through 2015 announced

Vancouver, B.C. — TELUS Corporation’s fourth quarter 2012 revenue increased six per cent to  $2.85 billion from a year earlier, while earnings before interest, taxes, depreciation and amortization (EBITDA) increased by more than eight per cent to $947 million. Earnings per share (EPS) rose 17 per cent to $0.89.

Consolidated revenue growth was generated by an eight per cent increase in wireless revenue, due to continued subscriber and data average revenue per unit (ARPU) growth, and a 13 per cent increase in wireline data revenue. Consolidated EBITDA growth primarily reflects higher wireless EBITDA driven by revenue growth and higher margins.

TELUS finished the year with 13.1 million customer connections, adding 132,000 connections in the final quarter of the year. In the quarter, TELUS added 123,000 new postpaid wireless customers, 41,000 new TV subscribers and 23,000 high-speed Internet customers, partially offset by losses of prepaid wireless customers, phone lines and dial-up Internet. TELUS’ total wireless subscriber base of 7.7 million is up 4.5 per cent year over year, the TELUS TV subscriber base of 678,000 is up 33 per cent, and the number of high-speed Internet customers is up nearly seven per cent to 1.3 million.

Free cash flow in the fourth quarter increased 29 per cent from a year ago to $263 million primarily due to higher EBITDA. For the year, free cash flow increased 34 per cent to $1.3 billion.

FINANCIAL HIGHLIGHTS

C$ and in millions, except per share amounts	three months ended December 31		per cent
(unaudited)	2012	2011	change
Operating revenues	2,851	2,690	6.0
Operating expenses before depreciation and amortization	1,904	1,816	4.8
EBITDA(1)	947	874	8.4
Net income(2)	291	237	22.8
Earnings per share (EPS), basic(2)	0.89	0.76	17.1
Capital expenditures	521	512	1.8
Free cash flow(3)	263	204	28.9
Total customer connections(4)	13.1	12.7	3.0

(1)   For definition, see Section 7.1 in the 2012 fourth quarter Management’s review of operations.

(2)   Net income and EPS for both the fourth quarter of 2012 and 2011 included favourable income tax-related adjustments of $10 million or three cents per share.

(3)   For definition, see Section 7.2 in 2012 fourth quarter Management’s review of operations.

(4)   Sum of wireless subscribers, network access lines, total Internet subscribers and TELUS TV subscribers (IPTV and satellite TV).

Darren Entwistle, TELUS President and CEO said; “2012 was an exceptional year for TELUS, fuelled by our long-term strategy of investing in broadband data technology and services and applications within our core business.  This has been achieved whilst maintaining an unremitting focus on putting customers first in every aspect of our business.  Accordingly, in 2012 TELUS earned 385,000 new customers connections across our Optik TV, high-speed Internet and wireless lines of business.  Notably, our valued customers are staying with us longer as evidenced by our industry leading 1.12 per cent postpaid wireless monthly churn rate.  This operational performance translated into strong fourth quarter 2012 financial results as demonstrated by growth in wireless data revenue of 22 per cent and in wireline data revenue of 13 per cent. This helped drive consolidated EBITDA growth of eight per cent, a net income increase of 23 per cent and free cash flow growth of 29 per cent to $263 million.  We firmly believe that TELUS will continue to build on this extraordinary momentum in 2013 and beyond.”

Mr. Entwistle stated, “Operating efficiency is an ongoing way of life at the TELUS organization made necessary by the competitive intensity in our industry and legacy business margin pressure. Accordingly, we are implementing an earnings enhancement programme over the next 36 months to drive improvements in annual EBITDA of $250 million by 2015. This is reflected in the 56 per cent increase in our planned 2013 restructuring charge of $75 million and our 2013 targets, which include a significant improvement in our wireline EBITDA trend in 2013.”

Mr. Entwistle noted, “Our strong cash flow and 2013 targeted earnings growth supports our shareholder friendly, three-year, 10 per cent dividend growth model, which we are clearly delivering on with ongoing semi-annual dividend increases. I look forward to the Annual General Meeting in May to update investors on our dividend growth model for the next three years and our intentions with respect to multi-year share repurchase programmes.”

Mr. Entwistle added: “I want to express my sincere gratitude to our committed shareholders for their overwhelming support of our successful share exchange. TELUS shareholders now benefit from increased liquidity and strengthened marketability of our 326 million common shares, which are now listed on the New York Stock Exchange for the first time.”

John Gossling, TELUS Executive Vice-President and CFO said, “Our 2013 targets announced today show mid-single digit growth in revenue and EBITDA that translates into EPS growth of up to 14 per cent. This is made possible by our planned EBITDA growth not only in the wireless business, but also in wireline, facilitated by on-going major strategic network and technology investments, as well as a continued intense focus on operational efficiency initiatives.”

Mr. Gossling added, “The financial strength of TELUS was demonstrated in December with the $500 million issuance of 10 year notes at a very attractive interest rate of 3.35 per cent based on our strong investment grade credit ratings, good liquidity position and healthy balance sheet. With $1.9 billion of available liquidity, we are exceedingly well positioned for the modest $300 million of debt coming due in 2013 and for our participation in the upcoming 700 MHz spectrum auction.”

This news release contains statements about future events and financial and operating performance of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2013 annual targets, semi-annual dividend increases to 2013 and CEO three-year goals to 2013 for EPS and free cash flow growth to 2013 excluding spectrum costs), qualifications and risk factors referred to in the attached fourth quarter Management review of operations and Management’s discussion and analysis in the other 2012 quarterly reports and 2011 annual report, and in other TELUS public disclosure documents and filings  with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). In addition, there can be no assurance that the Company will initiate a normal course issuer bid. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

OPERATING HIGHLIGHTS

TELUS wireless

•                  External wireless revenues increased by $109 million or 7.7 per cent to more than $1.5 billion in the fourth quarter of 2012, compared to the same period a year ago. This growth was driven by continued growth in subscribers and ARPU.

•                  Data revenue increased by $104 million or 22 per cent to $570 million, which makes up 41 per cent of network revenue. Data ARPU increased by $3.64 or 17 per cent to $25.29. These increases were due to continued strong adoption of smartphones and applications, as well as related data plans, higher roaming volumes, increased revenues from text messaging and growth in mobile Internet devices and tablets.

•                  Blended ARPU increased by $1.87 or 3.2 per cent to $60.95 as data ARPU growth more than offset a moderating 4.7 per cent voice ARPU decline. This is the ninth consecutive quarter of year-over-year growth in blended ARPU.

•                  Monthly postpaid subscriber churn was 1.12 per cent, down 11 basis points from a year ago, while blended churn decreased 16 basis points to 1.51 per cent. This is the best fourth quarter churn result in six years, reflecting TELUS’ successful Customers First marketing and service approach, investments in retention and lower churn on smartphones.

•                  Total wireless net additions of 112,000 were lower by 17,000 year-over-year, as postpaid net additions of 123,000 were offset by a loss of 11,000 lower ARPU prepaid subscribers. Postpaid net additions, which declined by 17 per cent from a year ago, were impacted by lower gross additions, partly offset by lower churn.

•                  Total wireless subscribers were up 4.5 per cent from a year ago to 7.67 million, while the proportion of high-value postpaid subscribers grew to 85 per cent. Smartphone subscribers now represent 66 per cent of TELUS postpaid subscriber base, which is up from 53 per cent a year ago.

•                  Wireless EBITDA of $569 million increased $69 million or 14 per cent over last year due to strong network revenue growth and expense management. The EBITDA margin increased by 2.0 points to 36.9 per cent. Simple cash flow (EBITDA less capital expenditures) increased by $46 million or 14 per cent to $378 million in the quarter. EBITDA growth was partially offset by increased capital spending related to the ongoing investments in TELUS’ 4G network capacity and coverage.

TELUS wireline

•                  External wireline revenues increased by $52 million or 4.1 per cent to over $1.3 billion in the fourth quarter of 2012, when compared with the same period a year ago. This growth was generated by increased data service and equipment revenues, partially offset by moderate declines in legacy voice and other revenues.

•                  Data service and equipment revenues increased by $90 million or 13 per cent, due primarily to strong growth in the TELUS TV subscriber base and high-speed Internet and enhanced data services, TV and high-speed Internet rate increases and higher data equipment sales to businesses.

•                  TV additions — both IP-based Optik TV and satellite TELUS TV - of 41,000 were lower by 15,000 than the same quarter last year, as lower gross additions were partly offset by a significant improvement in churn. The total TV subscriber base of 678,000 is up 33 per cent or 169,000 from a year ago.

•                  High-speed Internet net additions of 23,000 were stable year over year, and reflect successful promotions and the pull-through effect of Optik TV sales. TELUS’ high-speed subscriber base of 1.3 million is up 6.8 per cent or 84,000 from a year ago.

•                  Total network access lines declined 5.2 per cent from a year ago to 3.4 million. Residential lines are down 7.7 per cent over last year, reflecting ongoing wireless and Internet substitution and competition. Business lines are down 7,000 in the quarter and 39,000 for the year, reflecting ongoing price-based competition in the small and medium business market and customer adoption of IP services.

•                  Wireline EBITDA of $378 million increased by $4 million or 1.1 per cent due to improving Optik TV and Internet margins resulting from price increases, a lower cost of subscriber acquisition and subscriber growth. This is the first quarter-over-quarter increase in two years.

•                  Simple cash flow (EBITDA less capital expenditures) increased by $18 million or 60 per cent to $48 million in the quarter due to lower capital spending and higher EBITDA.

TELUS sets 2013 financial targets and new dividend payout ratio

TELUS today announced 2013 financial targets that reflect continued execution of the company’s long-standing and successful national growth strategy focused on wireless and data.

TELUS’ 2013 targets build on the strong results achieved in both wireless and wireline in 2012, including strong double-digit data revenue growth in both operating segments of the business. TELUS plans to generate future growth through wireless net additions combined with smartphone adoption and upgrades, continued Optik TV and high-speed Internet subscriber growth, while assuming ARPU growth across these services.

These targets demonstrate the benefits of the company’s ongoing major strategic network and service-related investments combined with customer-focused operational execution, which has resulted in revenue and profitability growth as well as strong free cash flow.

The 2013 targets and 2012 comparative results are presented based on applying amended accounting standard IAS 19 Employee Benefits (2011), effective in 2013. For targets presented before application of IAS 19 please see Section 1.4 of the Management’s review of operations, which follows.

After application of IAS 19	2013 Targets	2012 adjusted results	Growth
Consolidated
Revenues	$11.4 to $11.6 billion	$10.921 billion	4 to 6%
EBITDA(1)(2)	$3.95 to $4.15 billion	$3.859 billion	2 to 8%

Earnings per share (reported)(2)	$3.80 to $4.20	$3.69	3 to 14%
Capital expenditures, excluding payments for spectrum (3)	Approx. $1.95 billion	$1.981 billion	—

Wireless
Revenue (external)	$6.2 to $6.3 billion	$5.845 billion	6 to 8%
EBITDA(2)	$2.575 to $2.675 billion	$2.458 billion	5 to 9%

Wireline
Revenue (external)	$5.2 to $5.3 billion	$5.076 billion	2 to 4%

EBITDA (2)	$1.375 to $1.475 billion	$1.401 billion	(2) to 5%

(1)         Earnings before interest, taxes, depreciation and amortization (EBITDA) after restructuring costs. Total restructuring costs are estimated at approximately $75 million in 2013 ($48 million in 2012).

(2)         The 2013 targets and comparative figures for 2012 EBITDA and EPS include the effects from applying amended accounting standard IAS 19 Employee Benefits (2011).

(3)         Capital expenditure target for 2013 excludes purchases of wireless spectrum.

For 2013, TELUS is targeting consolidated year-over-year revenue growth of between 4 and 6 per cent, while EBITDA is targeted to be higher by 2 to 8 per cent. Revenue and EBITDA should benefit from continued strong execution in wireless and data services. Earnings per share (EPS) is targeted to be higher by 3 to 14 per cent, due to EBITDA growth.

TELUS wireless revenue is targeted to increase between 6 and 8 per cent in 2013 as a result of modest growth in subscribers and ARPU. Loading should benefit from a Canadian wireless industry penetration gain similar to 2012 of approximately two to three percentage points. TELUS should continue to benefit from its 4G long-term evolution (LTE) network investments, resulting in continued growth in data and roaming revenues and helping to offset moderating declines in voice ARPU. Wireless EBITDA is targeted to be higher by between 5 and 9 per cent.

Wireline revenue is targeted to increase between 2 and 4 per cent in 2013, reflecting continued data revenue growth from Optik TV and high-speed Internet, as well as from business services, partially offset by continued decreases in legacy voice revenues. The wireline EBITDA range is targeted to increase by up to five per cent or to be lower by two per cent. The company assumes margin improvements from Optik services, large enterprise business and efficiency initiatives, partially offset by the ongoing industry trend of revenue losses from higher-margin legacy voice services. It should be noted that before applying amended accounting standard IAS 19 (2011), the 2013 wireline EBITDA target was $1.5 to $1.6 billion, an increase of zero to six per cent from 2012 reported EBITDA of $1.5 billion, which was down 5.5 per cent from 2011.

Consolidated capital expenditures in 2013 are targeted to remain at approximately $1.95 billion, which excludes purchases of spectrum, including the cost for 700MHz spectrum from a planned national auction in the second half of 2013. The company plans to continue investing in wireless capacity and network growth, while investment in urban deployment of 4G LTE is planned to decline. TELUS intends to continue broadband infrastructure expansion and upgrades to support

Optik TV and high-speed Internet subscriber growth and faster Internet broadband speeds. In addition, the company plans to complete the new advanced Internet data centre in Kamloops, B.C. Capital intensity as a percentage of consolidated revenue is targeted to decline to approximately 17 per cent from 18 per cent in the last three years.

As an outcome of our 2013 targets, free cash flow before dividends and potential wireless spectrum purchase costs is calculated to be in the range of $1.2 to $1.4 billion, which is comparable to $1.3 billion in 2012. Strong growth in EBITDA is being offset by higher cash taxes in the range of $390 to $440 million ($150 million in 2012). Cash taxes are moving higher due to rising taxable income and we do not anticipate major positive adjustments in 2013 as were attained in past years, such as resolutions of prior years’ tax issues.

The preceding disclosure respecting TELUS’ 2013 financial targets and the following disclosure on TELUS dividend payout ratio guideline contain forward-looking information and are fully qualified by the ‘Caution regarding forward-looking statements’ at the beginning of the accompanying Management’s review of operations for the fourth quarter of 2012 and are based on management’s expectations and assumptions as set out in section 1.5 entitled ‘Financial and operating targets for 2013’ of such Management’s review of operations.

Financial guideline on dividend payout increased

TELUS follows a published set of financial objectives, policies and guidelines, including generally maintaining a minimum of $1 billion of unutilized liquidity, maintaining a ratio of net debt to EBITDA (excluding restructuring costs) of 1.5 to 2.0 times, and following a dividend payout ratio guideline.

The Board of Directors has approved a 10 percentage point increase in the dividend payout ratio guideline to a range of 65 to 75 per cent of sustainable net earnings on a prospective basis for dividends declared in 2013 onward. This change is due to the negative non-cash impact on EPS of applying in 2013 the amended accounting standard IAS 19 for employee benefits.

CORPORATE AND BUSINESS DEVELOPMENTS

TELUS completes non-voting share exchange effective February 4

TELUS completed its exchange of all non-voting shares for common shares on a one-for-on basis on February 4.

At a shareholder meeting on October 17, TELUS shareholders overwhelmingly approved TELUS’ revised proposal to exchange non-voting shares into common shares on a one-for-one basis. Of the votes cast, 62.9 per cent of common shares and 99.5 per cent of non-voting shares were in favour of the exchange.

In December, the Supreme Court of B.C. approved the share exchange and dismissed Mason Capital’s appeals. However, Mason filed a further appeal and the court issued a stay postponing the exchange until this appeal was concluded. Mason announced in January that its previously-reported hedged position of approximately 19 per cent of TELUS common shares had been reduced to 3.4 per cent. On January 25, Mason and TELUS agreed to abandon all litigation, allowing the share exchange to be completed effective on February 4, 2013. The agreement did not involve the payment of funds to either party.

TELUS now has a single class of 326 million common shares, which are trading on the New York Stock Exchange (NYSE) for the first time, as well as the Toronto Stock Exchange (TSX). Having a single class of widely traded shares should benefit all shareholders through enhanced marketability and trading volumes and enhances TELUS’ track record of excellence in corporate governance.

TELUS non-voting shares were delisted from the NYSE on February 4 and from the TSX on February 8. TELUS common shares were listed and began trading on the NYSE on February 4 under the symbol “TU,” the same symbol under which TELUS’ non-voting shares had traded previously. The additional common shares issued began trading on the TSX on February 11 under the current symbol ‘T.’

Registered shareholders who held non-voting shares certificates do not need to take any action. A DRS (Direct Registration System) advice form was mailed to registered shareholders for the total number of common shares received upon the exchange. This allows registered shareholders to hold their new common shares in “book-entry” form without having a physical share certificate. TELUS’ agent Computershare mailed the DRS Advice forms to registered holders of former non-voting shares on February 13, 2013.

John Gossling new CFO effective January 1

John Gossling became TELUS’ chief financial officer on January 1, 2013 after joining the executive team in November 2012. He is a highly talented and proven finance executive with extensive experience in the communications industry. From 2008 to 2011, John was the CFO of CTVglobemedia, leading all financial activities for the company. From 2000 to 2008, he held senior leadership roles with the Rogers Communications organization, including CFO at Rogers Wireless.

TELUS issues $500 million of long-term debt at attractive rate

In December, TELUS successfully completed a $500 million public offering of 10-year 3.35 per cent notes. The net proceeds of the new bonds were used to repay a portion of our outstanding commercial paper. This debt issue and attractive interest rate demonstrates TELUS’ excellent access to capital markets based on the company’s strong investment grade credit ratings, good liquidity position and healthy balance sheet.

TELUS launches highly anticipated BlackBerry Z10

In February, TELUS launched the long-anticipated BlackBerry® Z10 smartphone. The new device has been re-designed, re-engineered and re-invented to be the fastest and most advanced BlackBerry yet. Enhancements include:

•                  Blackberry Hub, which ensures the information that matters most to customers is only one swipe away;

•                  An enhanced keyboard that enables customers to type faster and more accurately;

•                  BBM™ (BlackBerry Messenger), which allows customers to share things in an instant with the people who matter to them;

•                  BlackBerry Balance™ technology, which protects what is important to customers and the businesses they work for.

TELUS adds new Android and Windows Phone 8 smartphones to its device line-up

In the fourth quarter, TELUS continued to offer customers a wide choice of the latest and best Android and Windows 8 devices, including the HTC One X+, Samsung ATIV S, the LG Optimus G, and the Samsung Ace II X.

TELUS’ 4G LTE wireless network now reaches more than two-thirds of Canadians

In the fourth quarter, TELUS extended its LTE network to reach more than two-thirds of Canadians. Now, the world’s fastest and most advanced wireless technology is also available in:

•                  British Columbia: 100 Mile House, Meritt, Chetwynd, Dawson Creek,  Fort St John, Tumbler Ridge, Golden, Revelstoke, Sunshine Coast, Armstrong

•                  Alberta: Fort McKay, Lloydminster, Hinton, Jasper, Fort McMurray

•                  Ontario: Brantford, St. Catharines, Blue Mountain, Sudbury, Niagara Falls, Leamington, Thunder Bay, Oshawa, Whitby

•                  Quebec: St-Augustin-de-Desmaures, Ste-Marie de Beauce, Sept-Îles, Port Cartier, Trois Rivières, Matane, Ste-Hyacinthe

•                  New Brunswick: Moncton

•                  Newfoundland and Labrador: St. John’s.

TELUS opens advanced, green Internet data centre in Rimouski

In December, TELUS officially opened its new $65 million Intelligent Internet Data Centre (IDC) in Rimouski, announcing it will invest an additional $13 million in added IT infrastructure to bring world-class cloud-based solutions to Canadian businesses. Over 80 per cent more energy-efficient than traditional IDCs, the new facility ranks among the top-performing data centres in the world and provides TELUS clients with maximum reliability and security. TELUS will open a similar facility in Kamloops, B.C. in mid-2013.

TELUS is contributing to Canada’s competitiveness by offering world-class managed cloud-based solutions that enable businesses to focus on their core activities, while providing business agility, helping to align IT with business strategy, and providing significant cost savings.

TELUS Health and Desjardins bring simplicity to online claims

In December, TELUS Health and Desjardins Financial Security (DFS) announced the availability of point-of-care online claim submissions via the TELUS Health eClaims web portal service. Now, allied healthcare providers — physiotherapists, chiropractors, vision care providers, naturopathic doctors, massage therapists and acupuncturists - can file claims in their offices for patients who are DFS plan members, saving patients time and accelerating the claims process.

TELUS one of The Global 100 Most Sustainable Corporations in the World

TELUS was the only North American telecommunications company to earn a place on the 2013 Global 100 Most Sustainable Corporations in the World ranking. The Global 100 is the world’s most extensive data-driven corporate sustainability assessment. Corporate Knights uses the Global 100 ranking and the underlying research methodology to explore ‘sustainable’ investment strategies with investors.

TELUS inducted into Canada’s Most Admired Corporate Cultures Hall of Fame

In February, TELUS was inducted into Canada’s 10 Most Admired Corporate Cultures Hall of Fame by executive search firm Waterstone Human Capital. The national program recognizes Canadian companies for having a culture that has helped them enhance performance and sustain a competitive advantage. TELUS joins just five other Canadian companies that have been inducted into the Hall of Fame.

Canada’s Most Powerful Women: Top 100 Award

Two TELUS leaders were among 100 outstanding women honoured by the Women’s Executive Network (WXN) in 2012. Andrea Goertz, senior vice-president of strategic initiatives and communications, was recognized in the Corporate Executives category. Monique Mercier, senior vice-president, chief legal officer and corporate secretary, was recognized in the Professionals category. WXN is Canada’s leading organization dedicated to the advancement and recognition of executive-minded women in the workplace.

TELUS wins Canadian Health Informatics Award 2012 Award for Corporate Citizenship

The TELUS Health team received the prestigious Canadian Health Informatics Corporate Citizenship Award in November. Kids’ Health Link Foundation nominated TELUS Health for the award in recognition of TELUS Health’s commitment to health informatics and its more than $1 billion investment in healthcare over the past five years.

TELUS top in 2012 Corporate Reporting Awards

In November, TELUS received the top overall award at the 2012 Corporate Reporting Awards, presented by the Canadian Institute of Chartered Accountants (CICA). This is the third year in a row TELUS has won the top award and the fifth time in the last six years. The awards cover all aspects of corporate reporting including financial reporting, corporate governance disclosure, electronic disclosure and sustainable development reporting.

TELUS receives Canadian Partner of the Year Award from Palo Alto Networks

Palo Alto Networks named TELUS its Canadian Partner of the Year in November. TELUS was honoured with the award at the Palo Alto Networks Americas Partner Summit 2012 for, among other things, continued excellence in technical support and customer service.

TELUS honoured as Philanthropic Company of the Year

In November, TELUS became the first organization to be named Philanthropic Company of the Year by the Association of Fundraising Professionals-Quebec Chapter (AFP-QC). Non-profit organization Lighthouse Children and Families nominated TELUS for the award. Each year, AFP-QC pays tribute to individuals and companies whose community engagement has a significant impact on Quebec society.

TELUS and Free the Children launch Give Where You Live curriculum

In January, TELUS and Free the Children announced the Give Where You Live program to encourage and empower young Canadians to become leaders in their local communities. Launching in 40 British Columbia secondary schools this year, the program aims to involve 150,000 youth across Canada in the philanthropic curriculum by 2016.

Dividend Declaration and new dividend payout ratio target guideline

The Board of Directors has declared a quarterly dividend of sixty-four cents ($0.64) Canadian per share on the issued and outstanding Common shares of the Company payable on April 1, 2013 to holders of record at the close of business on March 11, 2013. This first quarter dividend is the same as the previous quarter, but represents a six cent or 10.3 per cent increase from the 58 cents paid a year earlier.

The Board of Directors approved a 10 percentage point increase in the dividend payout ratio guideline to a range of 65 to 75 per cent of sustainable net earnings on a prospective basis, effective for dividends declared in 2013 onwards. The change results from the negative non-cash effects from applying in 2013 the amended accounting standard IAS 19 Employee benefits (2011).

About TELUS

TELUS (TSX: T, NYSE: TU) is a leading national telecommunications company in Canada, with $10.9 billion of annual revenue and more than 13.1 million customer connections, including 7.7 million wireless subscribers, 3.4 million wireline network access lines, 1.4 million Internet subscribers and 678,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $300 million to charitable and not-for-profit organizations and volunteered 4.8 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations: Shawn Hall (604) 619-7913 shawn.hall@telus.com	Investor relations: Robert Mitchell (647) 837-1606 ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings and 2013 targets news release, management’s review of operations, quarterly results and 2013 targets slides, audio and transcript of investor webcast call, supplementary financial information and our full 2011 annual report at telus.com/investors.

TELUS’ fourth quarter and 2013 targets conference call is scheduled for February 15, 2013 at 11 a.m. ET and will feature a presentation followed by a question and answer period with analysts. Interested parties can access the webcast at telus.com/investors. A telephone playback will be available on February 15 until May 15 at 1-855-201-2300. Please use reservation 950321# and access code 30599. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within several business days.

TELUS CORPORATION

Management’s review of operations

2012 Q4

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation. The terms TELUS, the Company, “we,” “us” or “our” refer to TELUS Corporation and where the context of the narrative permits or requires, its subsidiaries. By their nature, forward-looking statements are subject to inherent risks and uncertainties, and require us to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, and reserve the right to change, at any time at our sole discretion, our current practice of updating annual targets and guidance. Annual targets for 2013 and related assumptions are described in Sections 1.4 and 1.5. Factors that could cause actual performance to differ materially include, but are not limited to:

•                  Competition including: continued intense competitive rivalry across all services among established telecommunications companies, advanced wireless services (AWS) entrants, cable-TV providers, other communications companies and emerging over-the-top (OTT) services; active price and brand competition; our ability to offer an enhanced customer service experience; industry growth rates including wireless penetration gain; network access line losses; subscriber additions and subscriber retention experience for wireless, TELUS TV® and TELUS high-speed Internet services; costs of subscriber acquisition and retention; pressures on wireless average revenue per subscriber unit per month (ARPU) such as through flat-rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; levels of smartphone sales and associated subsidy levels; and ability to obtain and offer data content across multiple devices on wireless and TV platforms.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services; increasing numbers of households that have only wireless telephone services; continuation of wireless voice ARPU declines such as through substitution to messaging and OTT applications like Skype; and OTT IP services that may cannibalize TV and entertainment services.

•                  Technology including: subscriber demand for data that could challenge wireless network and spectrum capacity, and service levels; reliance on systems and information technology; broadband and wireless technology options, evolution paths and roll-out plans; reliance on wireless network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; the expected benefits and performance of long-term evolution (LTE) wireless technology; dependence of rural LTE roll-out strategy on ability to acquire spectrum in the 700 MHz band; successful deployment and operation of new wireless networks and successful introduction of new products, new services and supporting systems; network reliability and change management (including risk of migration to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing of future decommissioning of iDEN and CDMA wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration and retention risks; and successful upgrades and evolution of TELUS TV technology, which depends on third-party suppliers.

•                  Economic growth and fluctuations including: the strength and persistence of economic growth in Canada that may be influenced by economic developments in the U.S., Europe, Asia and elsewhere; future interest rates; and pension investment returns and funding.

•                 Capital expenditure and spectrum licence expenditure levels in 2013 and beyond due to our wireless deployment strategy for LTE and future technologies, wireline broadband initiatives, new IDC initiatives, and Industry Canada wireless spectrum auctions, including auction of spectrum in the 700 MHz band expected in the second half of 2013 and the 2,500-2,690 MHz bands expected in 2014.

•                  Financing and debt requirements including ability to carry out refinancing activities.

•                  Ability to sustain growth objectives through 2013 including dividend growth of circa 10% per annum and CEO goals of generating low double-digit percentage annualized growth in earnings per share and greater growth in free cash flow, excluding spectrum costs. The growth objectives may be affected by factors such as regulatory and government developments and decisions, competitive environment, reasonable economic performance in Canada, and capital expenditure and spectrum auction requirements. The growth objectives are not necessarily indicative of earnings, dividends and free cash flow beyond 2013.

•                  Regulatory approvals and developments including: future spectrum auctions and rules for the 700 MHz and 2,500-2,690 MHz bands (including the amount and cost of spectrum acquired) or other spectrum purchases; whether application and ongoing enforcement of new regulatory safeguards regarding vertical integration by competitors into broadcast content ownership prove to be effective; compliance with restrictions on non-Canadian ownership of TELUS Common Shares; developments and changes in foreign ownership levels of TELUS; increased foreign control of certain AWS wireless entrants; interpretation and application of tower sharing and roaming rules; and amendments to consumer protection legislation by several provinces and a new Canadian Radio-television and Telecommunications Commission (CRTC) proceeding to establish a mandatory code and clarity for consumers in respect of terms and conditions of wireless services, where non-harmonized provincial rules create risk of significant compliance costs.

•                  Human resource matters including employee retention and recruitment.

•                  Ability to successfully implement cost reduction initiatives and realize expected savings net of restructuring costs, such as from business integrations, business process outsourcing, internal offshoring and reorganizations, procurement initiatives and administrative office consolidation, without losing customer service focus or negatively impacting client care.

•                  Process risks including: reliance on legacy systems and ability to implement and support new products and services; implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers; and real estate joint venture development risks.

•                  Tax matters including a general tendency by tax collection authorities to adopt more aggressive auditing practices; possible higher than currently planned corporate income tax rates in the future; the federal government’s enacted policy change that eliminates the ability to defer income taxes through the use of different tax year-ends for operating partnerships and corporate partners, which is expected to increase income tax payments commencing in 2014; costs and complexity of complying with the Province of British Columbia’s reversal of its harmonized sales tax back to a separate provincial sales tax and federal goods and services tax, as well as the Province of Quebec’s sales tax harmonization; and international tax complexity and compliance.

•                  Business continuity events including: human-caused threats such as electronic attacks and human errors; equipment failures; supply-chain disruptions; natural disaster threats; and effectiveness of business continuity and disaster recovery plans and responses.

•                  Acquisitions or divestitures including realizing expected strategic benefits;

•                  Health, safety and environmental developments; Litigation and legal matters; and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents including our annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in our filings in the United States, including Form 40-F (on EDGAR at sec.gov). For further information, see Risks and risk management in Section 10 of TELUS’ 2011 annual Management’s discussion and analysis (MD&A), updates reported in 2012 Q1, Q2 and Q3 MD&As, Section 6 of this document, and TELUS’ 2012 MD&A when filed.

Management’s review of operations

February 15, 2013

The following sections are a discussion of the consolidated financial position and financial performance of TELUS Corporation for the three-month period and year ended December 31, 2012. This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above. Accounting policies are consistent with those described in Note 1 of TELUS’ 2011 audited consolidated financial statements. Accounting policy developments are set out in Section 5 of this document.

The generally accepted accounting principles (GAAP) we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) in compliance with Canadian GAAP. The terms IFRS-IASB and IFRS used subsequently in this document refer to these standards. The unaudited summary financial information accompanying this discussion has been prepared in accordance with IFRS. All amounts are in Canadian dollars unless otherwise specified.

Management’s review of operations contents

Section		Description
1.	Introduction	A summary of TELUS’ consolidated results, performance against our 2012 targets, and presentation of our 2013 targets
2.	Discussion of operations	A discussion of consolidated and segmented operating performance
3.	Changes in financial position	A discussion of changes in the Consolidated statements of financial position for the year ended December 31, 2012
4.	Liquidity and capital resources	A discussion of operating cash flows, investing and financing activities, as well as liquidity, credit facilities and other disclosures
5.	Accounting policy developments	Accounting policy updates and effects in 2013 of applying amended accounting standards
6.	Risks and risk management	An update on certain risks and uncertainties facing us
7.	Definitions and reconciliations	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures that we use

1.              Introduction

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s review of operations.

1.1 Preparation of Management’s review of operations

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. We determine whether or not information is material based on whether we believe a reasonable investor’s decision to buy, sell or hold TELUS securities would likely be influenced or changed if the information were omitted or misstated. This document was reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

We have issued guidance on and report on certain non-GAAP measures used to evaluate performance of TELUS and its segments. Non-GAAP measures are also used to determine compliance with debt covenants and manage the capital structure. As non-GAAP measures do not generally have a standardized meaning, securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure (see Section 7). The term EBITDA (earnings before interest, taxes, depreciation and amortization) used in this document means standardized EBITDA as defined by the Canadian Performance Reporting Board of the Canadian Institute of Chartered Accountants

(CICA). Adjusted EBITDA used in this document deducts from standardized EBITDA, items of an unusual nature that do not reflect our ongoing operations. See Section 7.1 for the definition, calculation and reconciliation of EBITDA.

1.2 Canadian economy

We estimate economic growth in Canada was 1.9% in 2012 (2.5% in 2011) and the Bank of Canada’s January 2013 Monetary Policy Report projected growth of 2.0% in 2013 and 2.7% in 2014. In addition, Statistics Canada’s Labour Force Survey reported the December 2012 national unemployment rate was the lowest in four years at 7.1%, down from 7.5% in December 2011.

1.3 Consolidated highlights

Highlights

	Fourth quarters ended December 31				Years ended December 31
($ millions, unless noted otherwise)	2012	2011	Change		2012	2011	Change
Consolidated statements of income
Operating revenues	2,851	2,690	6.0%		10,921	10,397	5.0%
Operating income	469	393	19.3%		2,107	1,968	7.1%
Income before income taxes	383	306	25.2%		1,775	1,591	11.6%
Net income	291	237	22.8%		1,318	1,215	8.5%

Net income per share (1)
Basic (basic EPS)($)	0.89	0.76	17.1%		4.05	3.76	7.7%
Diluted ($)	0.89	0.75	18.7%		4.03	3.74	7.8%
Cash dividends declared per share(1) ($)	0.64	0.58	10.3%		2.44	2.205	10.7%

Basic weighted-average shares(1) outstanding (millions)	326	325	0.4%		326	324	0.4%
Consolidated statements of cash flows
Cash provided by operating activities	703	742	(5.3)%		3,219	2,550	26.2%

Cash used by investing activities	514	548	(6.2)%		2,058	1,968	4.6%
• Capital expenditures(2)	521	512	1.8%		1,981	1,847	7.3%

Cash used by financing activities	127	204	(37.7)%		1,100	553	98.9%
Other highlights
Subscriber connections(3) (thousands)					13,113	12,728	3.0%
EBITDA(4)	947	874	8.4%		3,972	3,778	5.1%
Adjusted EBITDA(4)(5)	947	873	8.5%		3,965	3,761	5.4%
Adjusted EBITDA margin(6) (%)	33.2	32.5	0.7	pts.	36.3	36.2	0.1	pts.
Free cash flow(4)	263	204	28.9%		1,331	997	33.5%
Net debt to EBITDA — excluding restructuring costs (times)[4]					1.6	1.8	(0.2)

Notations used in Management’s review of operations: n/a — Not applicable; n/m — Not meaningful; pts. — Percentage points.

(1)              Includes Common Shares and Non-Voting Shares.

(2)              Capital expenditures exclude changes in associated non-cash investing working capital, and consequently differ from cash payments for capital assets on the Consolidated statements of cash flows.

(3)              The sum of wireless subscribers, network access lines (NALs), Internet access subscribers and TELUS TV subscribers (Optik TV™ subscribers and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems.

(4)              Non-GAAP measures. See Section 7.1 EBITDA, Section 7.2 Free cash flow and Section 7.4 Definitions of liquidity and capital resource measures.

(5)              Adjusted EBITDA for the full year of 2012 excludes equity losses of $2 million for the TELUS Garden residential real estate partnership and a $9 million pre-tax gain on land contributed to the residential partnership. We do not plan to retain an ownership interest in this residential project after completion of construction. Adjusted EBITDA for 2011 excludes a gain of $1 million in the fourth quarter and $17 million for the full year on Transactel (Barbados) Inc. that resulted from re-measurement of our 51% interest in Transactel at fair value when we exercised our purchased call option and asserted control.

(6)              EBITDA margin is EBITDA divided by Operating revenues. The calculation of Adjusted EBITDA margin for 2012 excludes equity losses for the TELUS Garden residential real estate partnership and the second quarter gain on contributed land from both EBITDA and Operating revenues. The calculation of Adjusted EBITDA margin for the fourth quarter and full year of 2011 excludes the non-cash gain on Transactel from both EBITDA and Operating revenues.

Operating highlights

•                  Consolidated Operating revenues increased by $161 million and $524 million, respectively, in the fourth quarter and full year of 2012 when compared to the same periods in 2011.

Service and equipment revenues increased year over year by $171 million and $527 million, respectively, in the fourth quarter and full year of 2012. The increases were mainly due to growth in wireless network revenue from subscriber and ARPU growth, as well as from wireline data revenue growth, which exceeded declines in legacy voice revenues. Growth in wireline data revenue resulted primarily from Optik TV, enhanced data and Internet services, data equipment sales and managed workplace services.

Other operating income decreased year over year by $10 million and $3 million, respectively, in the fourth quarter and full year of 2012. The decrease for the quarter included lower recoveries of employee costs under eligible government-sponsored employment programs. For the full year, a $9 million gain on land contributed to the TELUS Garden residential real estate partnership in 2012 and increased drawdowns from the regulatory price cap deferral account for provisioning broadband Internet service to a number of qualifying rural and remote communities, were more than offset by $17 million non-cash, re-measurement gain on Transactel (Barbados) Inc. in 2011.

•                  Subscriber connections increased by 385,000 in 2012, as a result of 4.5% growth in wireless subscribers, 33% growth in TELUS TV subscribers and 5.7% growth in total Internet subscriptions, partly offset by a 5.2% decline in total network access lines (NALs). Wireless net subscriber additions were 112,000 and 331,000, respectively, in the fourth quarter and full year of 2012. TELUS TV and TELUS high-speed Internet subscriber net additions totalled 64,000 in the fourth quarter and 253,000 in the full year of 2012.

For the fourth quarter of 2012, wireless blended ARPU was $60.95, up $1.87 or 3.2% from the same period in 2011, while for the full year of 2012, blended ARPU was $60.39, up $1.29 or 2.2% from 2011. The increases reflect growth in data ARPU (17% in the quarter; 21% for the full year) resulting from increased use of data services, a higher penetration of smartphones and increased roaming, partly offset by lower voice pricing. Quarterly blended ARPU has increased year over year for nine consecutive quarters.

Monthly wireless postpaid subscriber churn rates were 1.12% and 1.09%, respectively, in the fourth quarter and full year of 2012, down 0.11 and 0.22 percentage points, respectively, from the same periods in 2011. Improvement in the churn rates was attributed to customer-first initiatives, retention efforts, and higher prior-year churn resulting from the loss of a federal government wireless service contract to a low-priced bid from an established competitor.

•                  Operating income increased by $76 million and $139 million, respectively, in the fourth quarter and full year of 2012 when compared to the same periods in 2011, mainly due to higher EBITDA, partly offset for the full year by increased total depreciation and amortization expenses. Wireless EBITDA increased year over year by $69 million and $281 million, respectively, in the fourth quarter and full year of 2012, mainly due to growth in network revenue and more than two percentage point increases in network revenue flow through to EBITDA. Wireline EBITDA increased year over year by $4 million in the fourth quarter due to higher margins on TELUS high-speed Internet and Optik TV. For the full year, wireline EBITDA decreased by $87 million as growth in wireline data services was more than offset by higher content and support costs for the growing Optik TV service and ongoing declines in higher margin legacy voice services.

•                  Adjusted EBITDA increased by $74 million and $204 million, respectively, in the fourth quarter and full year of 2012, when compared to the same periods in 2011. Adjusted EBITDA margins in 2012 increased from the comparable periods in 2011, as increases in wireless margins of two percentage points for the quarter and 2.2 percentage points for the full year were partly offset by decreases in wireline margins of 0.7 percentage points for the quarter and 2.4 percentage points for the full year.

•                  Income before income taxes increased by $77 million and $184 million, respectively, in the fourth quarter and full year of 2012 when compared to the same periods in 2011. The increases were due to higher EBITDA and lower financing costs, partly offset by higher full year total depreciation and amortization expenses.

•                  Income taxes increased by $23 million and $81 million, respectively, in the fourth quarter and full year of 2012 when compared to the same periods in 2011. The increases reflect higher pre-tax income and the effects of income tax revaluations and adjustments, partly offset by a lower blended statutory income tax rates in 2012.

•                  Net income increased by $54 million or 23% in the fourth quarter of 2012 and increased by $103 million or 8.5% for the full year of 2012 when compared to the same periods in 2011. Excluding income tax-related adjustments, the gain net of equity losses for the residential real estate partnership and the 2011 gain on Transactel, Net income increased year over year by 24% in the quarter and 10% for the full year.

Analysis of Net income

	Fourth quarters ended Dec. 31			Years ended December 31
($ millions)	2012	2011	Change	2012	2011	Change
Net income	291	237	54	1,318	1,215	103
Deduct after-tax gain net of equity losses related to the TELUS Garden residential partnership	—	—	—	(6)	—	(6)
Deduct after-tax Transactel gain	—	—	—	—	(12)	12
Deduct net favourable income tax-related adjustments, including any related interest income (see Section 2.2)	(10)	(10)	—	(12)	(21)	9
Net income before above items	281	227	54	1,300	1,182	118

•                  Basic EPS increased by 13 cents or 17% in the fourth quarter of 2012 and 29 cents or 7.7% for the full year of 2012 when compared to the same periods in 2011. Excluding income tax-related adjustments, the gain net of equity losses for the residential real estate redevelopment project and the 2011 gain on Transactel, basic EPS increased year over year by 18% in the quarter and 9.0% for the full year.

Analysis of basic EPS

	Fourth quarters ended Dec. 31			Years ended December 31
($)	2012	2011	Change	2012	2011	Change
Basic EPS	0.89	0.76	0.13	4.05	3.76	0.29
Deduct after-tax gain net of equity losses related to the TELUS Garden residential partnership, per share	—	—	—	(0.02)	—	(0.02)
Deduct after-tax Transactel gain per share	—	—	—	—	(0.04)	0.04
Deduct net favourable income tax-related adjustments per share (see Section 2.2)	(0.03)	(0.03)	—	(0.04)	(0.06)	0.02
Basic EPS before above items	0.86	0.73	0.13	3.99	3.66	0.33

•                  Cash dividends declared per share totalled $2.44 in 2012, up 23.5 cents or 10.7% from 2011. On February 13, 2013, the Board of Directors declared a quarterly dividend of 64 cents per share on the issued and outstanding TELUS Common Shares, payable on April 1, 2013, to shareholders of record at the close of business on March 11, 2013. The 64 cent per share dividend declared for the first quarter of 2013 reflects an increase of six cents or 10.3% from the first quarter dividend paid in April 2012.

Share exchange

On February 21, 2012, we announced that holders of TELUS Common Shares and Non-Voting Shares would have the opportunity to decide whether to eliminate the Non-Voting Share class at our annual and special meeting to be held May 9, 2012. In the face of the opposition of New York hedge fund manager, Mason Capital Management LLC, we withdrew the plan on May 8, 2012, and announced that we intended to reintroduce a new proposal in due course. We announced our new share exchange proposal on August 21, 2012, which involved an interim court-approved plan of arrangement that provided for a one-time exchange of all the issued and outstanding TELUS Non-Voting Shares for TELUS Common Shares on a one-for-one basis. Approval of the new proposal would be subject to a simple majority of the votes cast by the holders of TELUS Common Shares and two-thirds majority of the votes cast by the holders of TELUS Non-Voting Shares, each voting separately as a class.

On August 2, 2012, Mason Capital delivered a requisition and four resolutions to TELUS in respect of a general meeting of shareholders to establish conditions under which any future share conversion could be completed. On October 15, 2012, TELUS obtained an order from the Supreme Court of British Columbia directing that the meeting to consider TELUS’ new proposal and Mason’s meeting to consider its business proceed jointly on October 17, 2012. At the joint meeting, the TELUS plan of arrangement obtained the required shareholder approvals, while the Mason resolutions were not approved.

After a hearing in November, on December 18, 2012, the Supreme Court of British Columbia gave final approval of the exchange proposal and dismissed all appeals raised by Mason. Subsequently, Mason filed a notice with the Court of Appeal of British Columbia and obtained a stay preventing completion of the plan of arrangement. However, on January 25, 2013, TELUS and Mason agreed to abandon all litigation, allowing the share exchange to be completed effective February 4, 2013. The agreement did not involve the payment of funds to either party.

Liquidity and capital resource highlights

•                  We had unutilized credit facilities of $1.8 billion at December 31, 2012, as well as $100 million availability under our trade receivables securitization program, consistent with our objective of generally maintaining more than $1 billion of unutilized liquidity.

•                  Net debt to EBITDA — excluding restructuring costs was 1.6 times at December 31, 2012, down from 1.8 times at December 31, 2011. The ratio remains within our long-term target policy range of 1.5 to 2.0 times.

•                  Cash provided by operating activities decreased by $39 million in the fourth quarter of 2012 and increased by $669 million for the full year of 2012, when compared to the same periods in 2011. The decrease for the quarter was principally due to comparative changes in non-cash working capital and higher fourth quarter income tax payments net of refunds received. The increase for the full year was due to higher adjusted EBITDA, comparative working capital changes, lower discretionary employer contributions to defined benefit plans, the absence in 2012 of the one-time mandated regulatory rebates to residential subscribers made in 2011, lower net restructuring payments and lower net interest payments.

•                  Cash used by investing activities decreased by $34 million in the fourth quarter of 2012 and increased by $90 million for the full year of 2012, when compared to the same periods in 2011. The decrease for the quarter was principally due to payment timing differences for capital assets and lower amounts used for acquisitions. The increase for the full year resulted mainly from $134 million higher capital expenditures, including investments in our wireless LTE network and two state-of-the-art intelligent IDCs, partly offset by lower amounts for acquisitions and related investments.

•                  Cash used by financing activities decreased by $77 million in the fourth quarter of 2012 and increased by $547 million for the full year of 2012, when compared to the same periods in 2011. The decrease for the quarter resulted mainly from the successful $500 million long-term debt issue in December 2012 and use of the proceeds to reduce commercial paper, as well as a prior-year reduction in short-term borrowings, partly offset by increased dividend payments. The increase for the full year was mainly due to reductions in long-term debt and increased dividends. Dividend payments increased due to a more than 10% higher dividend rate and a slightly higher number of shares outstanding, and for the full year, a change to purchasing shares in the open market rather than issuing shares from treasury for reinvested dividends after March 1, 2011. The increases for the full year were partially offset by the second quarter of 2011 acquisition of an additional equity interest in Transactel (Barbados) Inc.

•                  Free cash flow increased by $59 million and $334 million, respectively, in the fourth quarter and full year of 2012 when compared to the same periods in 2011. The increase for the quarter was mainly due to higher EBITDA, lower contributions to defined benefit plans and lower restructuring payments, partly offset by higher capital expenditures and income tax payments. The increase for the full year was mainly due to higher EBITDA and lower discretionary contributions to defined benefit plans, as well as lower restructuring, interest and share-based compensation payments, partly offset by higher capital expenditures.

1.4 Performance scorecard (key performance measures)

We achieved three of four original consolidated targets and achieved or exceeded all four original 2012 segment targets, which were announced on December 16, 2011. We achieved our revenue targets due to strong growth in wireless network revenues and wireline data revenues. We met the target for consolidated EBITDA and exceeded the target for wireless EBITDA due to a 2.3 percentage point increase in flow through of wireless network revenues to EBITDA. Wireline revenue was near the top end of the target range, while EBITDA was in the low end of the target range, as growth in data services was offset by ongoing declines in high-margin legacy voice services. We did not meet our target for consolidated capital expenditures due to higher expenditures for sustaining and growing our networks, and investments to support customer growth.

Our financial objectives, policies and guidelines include generally maintaining a minimum of $1 billion of unutilized liquidity, a Net debt to EBITDA — excluding restructuring costs ratio in the range of 1.5 to 2.0 times, and a dividend payout ratio guideline. Under the dividend growth model, and subject to the Board of Directors’ assessment and determination, we plan to continue with two dividend increases per year through 2013, which would on an annual basis provide an increase of circa 10%. The dividend growth model is not necessarily indicative of dividends declared beyond 2013. The Board of Directors has approved a 10 percentage point increase in the dividend payout ratio guideline to a range of 65 to 75% of sustainable net earnings on a prospective basis for dividends declared in 2013 onward. The change results from the non-cash effects of applying in 2013 the amended accounting standard IAS 19 Employee benefits (2011), including reductions of EBITDA, Net income and EPS (see Section 5 Accounting policy developments).

The following Scorecard compares TELUS’ performance to our original 2012 targets and also presents our 2013 targets. These targets are prior to application of IAS 19 Employee benefits (2011). See Section 1.5 Financial and operating targets for 2013 for the targets after application of IAS 19 Employee benefits (2011), and our assumptions. Our 2013 targets and assumptions are fully qualified by the Caution regarding forward-looking statements at the beginning of Management’s review of operations.

Scorecard

2012 performance
Prior to application of amended IAS 19	Actual results and growth	Original targets and growth	Result	2013 targets and growth
Consolidated
Revenues(1)	$10.921 billion 5.0%	$10.7 to $11.0 billion 3 to 6%	✓	$11.4 to $11.6 billion 4 to 6%
EBITDA(1)(2)(3)	$3.972 billion 5.1%	$3.8 to $4.0 billion 1 to 6%	✓	$4.075 to $4.275 billion 3 to 8%
Basic EPS(3)	$4.05 7.7%	$3.75 to $4.15 0 to 10%	✓	$4.20 to $4.60 4 to 14%
Capital expenditures(1)(4)	$1.981 billion 7.3%	Approx. $1.85 billion	X	Approx. $1.95 billion
Wireless segment
Revenue (external)	$5.845 billion 7.0%	$5.75 to $5.9 billion 5 to 8%	✓	$6.2 to $6.3 billion 6 to 8%
EBITDA(1)(3)	$2.467 billion 12.9%	$2.3 to $2.4 billion 5 to 10%	✓✓	$2.575 to $2.675 billion 4 to 8%
Wireline segment
Revenue (external)(1)	$5.076 billion 2.9%	$4.95 to $5.1 billion 0 to 3%	✓	$5.2 to $5.3 billion 2 to 4%
EBITDA(1)(3)	$1.505 billion (5.5)%	$1.5 to $1.6 billion (6) to 1%	✓	$1.5 to $1.6 billion flat to 6%

Exceeded target ✓✓; Met target ✓; Missed target X.

(1)         On August 3, 2012, full-year guidance for 2012 was revised to: consolidated revenues of $10.75 to $11.05 billion (3 to 6% increase over 2011); consolidated EBITDA of $3.9 to $4.05 billion (3 to 7% increase over 2011); consolidated capital expenditures of approximately $1.95 billion (6% increase over 2011); wireless EBITDA of $2.4 to $2.5 billion (10 to 14% increase over 2011); wireline revenue of $5.0 to $5.15 billion (1 to 4% increase over 2011); and wireline EBITDA of $1.5 to $1.55 billion (6 to 3% decrease over 2011), while the original targets for basic EPS and wireless revenues were reaffirmed. We achieved the revised guidance, except for capital expenditures.

(2)         EBITDA is a non-GAAP measure. See definition in Section 7.1.

(3)         Prior to application of the amended accounting standard IAS 19 Employee benefits (2011) in fiscal 2013 with required retrospective application to prior periods.

(4)         The capital expenditure target for 2013 does not include expenditures for spectrum licences.

We made the following key assumptions when we announced the 2012 targets in December 2011.

Assumptions for 2012 original targets	Result
Ongoing intense wireless and wireline competition in both business and consumer markets

Our lower total gross and net wireless additions in 2012, as compared to 2011, reflect slower market growth as well as heightened competitive intensity, including price competition and an increased number of promotional rate plan offers, port-in credits and in-store credits from both established national competitors and AWS entrants.

We experienced elevated residential network access line (NAL) losses early in the first quarter of 2012, resulting from Shaw Communications’ public advertising of heavily discounted home phone, high-speed Internet and cable-TV promotions in Alberta and B.C. that were introduced in November 2011 and extended into early 2012.

Business NAL losses in 2012 continue to reflect increased competition in the small and medium business (SMB) market, as well as technological substitution of voice lines for more efficient IP services.

Continued downward re-pricing of legacy services

Wireless and wireline voice service revenues continue to decline due to price competition and technological substitution to data and IP services. Wireless voice revenue decreased by 2.6% in 2012, resulting from a 7.2% decline in voice ARPU. Wireline local and long distance revenues declined by 6.5% and 11%, respectively, in 2012.

Assumptions for 2012 original targets	Result

Wireless industry penetration of the Canadian population to increase between 4.0 and 4.5 percentage points, with wireless industry subscriber growth to remain robust due to a combination of increased competition and accelerated adoption of smartphones, tablets and data applications

Wireless industry growth in market penetration is estimated at approximately 2.6 percentage points for 2012.
TELUS wireless domestic voice ARPU erosion offset by increased data and international roaming ARPU growth

Our original goal was for slightly positive growth in blended ARPU. Wireless blended ARPU increased by 2.2% in 2012, as 21% data ARPU growth more than offset the decline in voice ARPU. Roaming revenues have also increased.

Wireless acquisition and retention expenses to increase due to increased loading of more expensive smartphones, including upgrades, and to support a larger subscriber base

Acquisition and retention expenses totalled $1,290 million in 2012, a decrease of $30 million when compared to the same period in 2011, due to favourable postpaid churn. The decrease also reflects lower acquisition volumes resulting from slower market growth and intense competitive activity, as well as lower retention volumes resulting from successful retention efforts throughout 2011. Smartphone subscribers represented 66% of postpaid subscriber base at the end of 2012, as compared to 54% one year earlier.

Ongoing investments for deployment of LTE wireless technology in urban markets	We launched LTE services in 14 metropolitan areas in February 2012 and expanded coverage to reach more than two-thirds of Canadians by the end of 2012.

Wireline data revenue growth greater than legacy revenue declines due to continued wireline broadband expansion and upgrades supporting Optik TV and high-speed Internet subscriber sales. Legacy revenue declines reflect continued erosion in network access lines and long distance revenue

Wireline data revenue increased by 12%, which exceeded the aggregate 7.5% decline in voice local and long distance revenues. In 2012, TELUS TV net additions were 169,000 and high-speed Internet net additions were 84,000, exceeding the 198,000 aggregate decline in total NALs and dial-up Internet subscriptions.

Approximately $25 million in restructuring costs to support operating and capital efficiency initiatives, supplemented by value-for-money initiatives to improve efficiency and effectiveness that do not involve restructuring charges

Our assumption was revised to approximately $50 million on August 3, 2012. Actual restructuring costs of $48 million for 2012 were composed of $38 million for employee-related initiatives and $10 million for the consolidation of administrative office space.

Financing costs of approximately $350 million ($377 million in 2011)	Financing costs of $332 million in 2012 were net of $15 million interest income resulting mainly from the settlement of prior years’ income tax matters, as well as $8 million foreign exchange gains.
Statutory income tax rate of approximately 25 to 26% (27.2% in 2011)

The blended statutory income tax rate and the effective tax rate for 2012 were 25.7%. Elimination in June 2012 of previously enacted Ontario corporate income tax rate reductions did not affect our assumption significantly.

Cash income taxes of approximately $150 to $200 million ($150 million in 2011).	Cash income taxes paid net of recoveries received were $150 million in 2012, composed of final payments in respect of the 2011 tax year and instalments for 2012, net of refunds received.

A pension accounting discount rate was set at 4.5% (75 basis points lower than 2011)

The preliminary assumption for the expected long-term return on defined benefit pension plan assets was 6.5% (December 2011 targets announcement) and was subsequently set at 6.75% (25 basis points lower than 2011), as disclosed in TELUS’ 2011 MD&A.

The pension accounting discount rate changed at the end of 2012 to 3.9%, which resulted in an actuarial loss being recorded in Other comprehensive income for the year.

The expected long-term rate of return remained at 6.75%.

A discretionary one-time pension contribution of $100 million to be made in early 2012 (a discretionary one-time contribution of $200 million was made in January 2011)	The discretionary $100 million contribution was made in January 2012.

1.5 Financial and operating targets for 2013

The following targets for 2013 and comparatives for 2012 are presented including application of the amended accounting standard IAS 19 Employee benefits (2011). Our 2013 targets and assumptions are fully qualified by the Caution regarding forward-looking statements at the beginning of Management’s review of operations.

2013 targets and adjusted results for 2012

After application of amended IAS 19	2012 adjusted results and growth	2013 targets and growth
Consolidated
Revenues	$10.921 billion 5.0%	$11.4 to $11.6 billion 4 to 6%
EBITDA adjusted for IAS 19 (2011)(1)(2)	$3.859 billion 5.3%	$3.95 to $4.15 billion 2 to 8%
Basic EPS adjusted for IAS 19 (2011) (2)	$3.69 6.0%	$3.80 to $4.20 3 to 14%
Capital expenditures(3)	$1.981 billion 7.3%	Approx. $1.95 billion
Wireless segment
Revenue (external)	$5.845 billion 7.0%	$6.2 to $6.3 billion 6 to 8%
EBITDA adjusted for IAS 19 (2011) (1)(2)	$2.458 billion 12.9%	$2.575 to $2.675 billion 5 to 9%
Wireline segment
Revenue (external)	$5.076 billion 2.9%	$5.2 to $5.3 billion 2 to 4%
EBITDA adjusted for IAS 19 (2011) (1)(2)	$1.401 billion (5.8)%	$1.375 to $1.475 billion (2) to 5%

(1)         EBITDA is a non-GAAP measure. See definition in Section 7.1.

(2)         Includes non-cash effects of applying the amended accounting standard IAS 19 Employee benefits (2011) in fiscal 2013 with required retrospective application to prior periods.

(3)         The capital expenditure target for 2013 does not include expenditures for spectrum licences.

Consolidated revenues and EBITDA should benefit from continued strong execution in wireless and data services. Basic EPS is targeted to be up to 14% higher, due to operating earnings growth.

Wireless revenue is forecast to increase as a result of modest subscriber and ARPU growth. We should to continue to benefit from our 4G LTE network investments, resulting in continued growth in data and roaming revenues and helping to offset moderating declines in voice ARPU. Wireless EBITDA is targeted to be higher by 5 to 9%.

Wireline revenue is targeted to increase due to continued data revenue growth from Optik TV and high-speed Internet, as well as from business services, partially offset by continued decreases in legacy voice revenues. The wireline EBITDA range is targeted to increase by up to 5%. We assume margin improvements from Optik services, large enterprise business and efficiency initiatives, partially offset by ongoing industry trend of revenue losses from higher-margin legacy voice services.

Consolidated capital expenditures are targeted to remain at approximately $1.95 billion, which excludes purchases of spectrum licences, such as, but not limited to, the cost for 700MHz spectrum from a planned national auction in the second half of 2013. We plan to continue investing in wireless capacity and network growth, while investments for urban deployment of 4G LTE are planned to decline. We intend to continue broadband infrastructure expansion and upgrades to support Optik TV and Internet subscriber growth and faster Internet broadband speeds. In addition, we plan to complete the new advanced Internet data centre in Kamloops B.C. Capital intensity as a percentage of consolidated revenue is targeted to decline to approximately 17% from 18% in the last three years.

The 2013 targets are based on many assumptions including:

•                  Ongoing intense wireless and wireline competition in both consumer and business markets

•                  Wireless industry penetration of the Canadian population to increase between two and three percentage points with subscriber growth due to a combination of intense competition and adoption and upgrade of smartphones, tablets and data applications

•                  TELUS wireless ARPU to be flat to slightly higher as increased data and international roaming ARPU growth is offset by ongoing voice revenue declines

•                  Wireless acquisition and retention expenses to be flat to higher due to loading of more expensive smartphones, including upgrades

•                  Capital expenditures impacted by ongoing investments to support continued wireless and wireline customer growth and technology enhancements

•                  Wireline data revenue growth to be partially offset by continued declines in legacy voice revenue

•                  A pension accounting discount rate of 3.9% (the final rate for 2012 and 60 basis points lower than estimated at the start of 2012)

•                  Total defined benefit pension expense for 2013 estimated to be approximately $160 million, of which, approximately $110 million in operating expenses (employee benefits expense) and $50 million in financing costs. We recorded a defined benefit pension recovery in employee benefits of $11 million in 2012 prior to applying the amended standard IAS 19 (an adjusted defined benefit pension expense of $102 million for 2012 and an additional $42 million in financing costs in 2012 after retrospective application of the amended standard)

•                  Stable defined benefit pension plan funding of $195 million ($172 million in 2012)

•                  Approximately $75 million in restructuring costs to support ongoing operating and capital efficiency initiatives, supplemented by initiatives that do not involve restructuring charges

•                  Net financing costs of approximately $400 million including $50 million related to pension plans resulting from applying the amended standard IAS 19 (adjusted net financing costs of $374 million in 2012)

•                  Consolidated depreciation and amortization expense of approximately $1.9 billion ($1.865 billion in 2012)

•                  Statutory income tax rate of 25 to 26% (25.7% in 2012)

•                  Cash income taxes of $390 to $440 million ($150 million in 2012). Cash tax payments are increasing due to higher income levels, a large final payment due for 2012 in the first quarter of 2013, and higher instalment payments based on 2012 income.

2.              Discussion of operations

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s review of operations.

2.1 General

Our operating segments and reportable segments are wireless and wireline. Segmented information is regularly reported to our Chief Executive Officer (the chief operating decision-maker).

2.2 Summary of quarterly results and trends

Summary of quarterly results

($ in millions, except per share amounts)	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1
Operating revenues	2,851	2,774	2,665	2,631	2,690	2,622	2,554	2,531
Operating expenses
Goods and services purchased	1,330	1,222	1,152	1,116	1,316	1,178	1,134	1,098
Employee benefits expense	574	534	515	506	500	476	470	447
Depreciation and amortization	478	461	456	470	481	443	442	444
	2,382	2,217	2,123	2,092	2,297	2,097	2,046	1,989
Operating income	469	557	542	539	393	525	508	542
Financing costs	86	86	85	75	87	92	94	104
Income before income taxes	383	471	457	464	306	433	414	438
Income taxes	92	120	129	116	69	107	90	110
Net income	291	351	328	348	237	326	324	328
Net income attributable to Common Shares and Non-Voting Shares	291	351	328	348	246	325	321	327
Net Income per share(1)
Basic	0.89	1.08	1.01	1.07	0.76	1.00	0.99	1.01
Diluted	0.89	1.07	1.00	1.06	0.75	1.00	0.98	1.00
Cash dividends declared per share(1)(2)	0.64	0.61	—	1.19	0.58	0.55	0.55	0.525
Additional information
EBITDA(3)	947	1,018	998	1,009	874	968	950	986
Restructuring costs included in EBITDA and Operating income	19	3	13	13	16	3	12	4

(1)         Includes Common Shares and Non-Voting Shares.

(2)         Dividends declared in 2012 Q1 include the first quarter dividend (58 cents per share) and the second quarter dividend (61 cents per share).

(3)         EBITDA is equivalent to Operating income before depreciation and amortization expenses. See description in Section 7.1 EBITDA.

Trends

The consolidated revenue trend principally reflects: year-over-year growth in wireless network revenues generated from a growing subscriber base and higher ARPU; wireless equipment revenue that has generally increased year-over-year; and year-over-year growth in wireline data revenues driven by TV and high-speed Internet, which now more than offsets declining legacy wireline voice and other service and equipment revenues.

Increasing wireless network revenue reflects growing data revenue (27% growth in 2012), partly offset by declining voice revenues (a 2.6% decrease in 2012). Data growth reflects increased use of data plans and increased data consumption driven by increasing smartphone adoption, as well as increased roaming revenues. Blended ARPU has increased year over year for nine consecutive quarters following several years of declines, as growth in data ARPU has more than offset the ongoing, but moderating, declines in voice ARPU. Some moderation in the data ARPU growth trend results from competitive pressures driving bigger included-data buckets in rate plans and an increasing number of unlimited messaging rate plans, as well as off-loading of data traffic to increasingly available Wi-Fi hotspots. Voice ARPU declines have slowed in recent quarters; the moderation includes the effect of subscribers adopting new bundled and promotional rate plans with higher included minutes.

Wireless equipment revenues have generally increased year over year due to an increasing proportion of more expensive smartphones and device upgrade revenues, offset by lower acquisition and retention volumes.

There is some third and fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals. These impacts can also typically be more pronounced around iconic device launches. Subscriber additions have typically been lowest in the first quarter. In addition, wireless ARPU has generally risen sequentially in the second and third quarters, and declined sequentially in the fourth and first quarters.

The increasing wireline revenue trend reflects data revenue growth resulting from the continuing expansion of the TELUS TV subscriber base (up 33% in 2012), as well as growth in enhanced data, Internet and managed workplace revenues. Growth in Internet revenues includes expansion of the TELUS high-speed Internet subscriber base (6.8% growth in 2012) as a result of bundling offers with Optik TV, as well as rate increases. A general trend of declining wireline voice revenues and NALs is due to substitution to wireless and IP-based services and applications, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. Shaw Communications Inc. increased its promotional activity and incentives from late 2011 into the first quarter of 2012 to win back and protect its subscriber base and subsequently reduced its promotional activity in the latter part of the first quarter. We experienced a sequential increase in residential NAL losses in the first quarter of 2012 due to this increased promotional activity. Except for the first quarter of 2012, moderation in the rate of residential NAL losses was observed from mid-2010 through the end of 2012 due to the positive impact of Optik TV and TELUS high-speed Internet services and improved bundle offers. The general trend for business NALs is a decline due to increased competition in the small and medium business (SMB) market, as well as conversion of voice lines to IP services. Business NALs had increased in the first two quarters of 2011 from implementing wholesale services for enterprise customers.

The trend in the Goods and services purchased expense reflects increasing content and support costs for the growing Optik TV subscriber base, as well as fourth quarter wireless expense seasonality described above.

The trend in Employee benefits expenses includes compensation increases; increased full-time equivalent (FTE) staff resulting from several small acquisitions as well as targeted hiring to support Optik TV, business and wireless growth; and increased employee-related restructuring costs in 2012.

The sequential increase in depreciation and amortization expenses in the fourth quarter of 2011 resulted from a $19 million write-down of goodwill in a foreign operation held for sale at December 31, 2011, and sold in 2012, as well as from an increase in wireline and wireless broadband capital assets due to subscriber growth.

Quarterly financing costs have generally decreased due to a lower effective interest rate from refinancing activities in the second quarter of 2011. Financing costs are net of varying amounts of interest income and include varying amounts of foreign exchange gains or losses. Notably, interest from the settlement of prior years’ income tax-related matters reduced financing costs by $10 million in the first quarter of 2012.

The trends in Net income and basic EPS reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related after-tax interest on reassessments.

Income tax-related adjustments

($ in millions, except EPS amounts)	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1
Net income impact	10	3	(11)	10	10	—	11	—
EPS impact	0.03	0.01	(0.03)	0.03	0.03	—	0.03	—
EPS excluding income tax-related impacts	0.86	1.07	1.04	1.04	0.73	1.00	0.96	1.01

2.3 Consolidated operations

The following is a discussion of our consolidated financial performance. We discuss the performance of our segments in Section 2.4 Wireless segment, Section 2.5 Wireline segment and Section 4.2 Cash used by investing activities — capital expenditures.

Operating revenues

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2012	2011	Change	2012	2011	Change
Service	2,598	2,447	6.2%	10,079	9,606	4.9%
Equipment	236	216	9.3%	773	719	7.5%
Service and equipment revenues	2,834	2,663	6.4%	10,852	10,325	5.1%
Other operating income	17	27	(37.0)%	69	72	(4.2)%
	2,851	2,690	6.0%	10,921	10,397	5.0%

Consolidated Operating revenues increased by $161 million and $524 million, respectively, in the fourth quarter and full year of 2012 when compared to the same periods in 2011.

•                  Service revenue increased year over year by $151 million and $473 million, respectively, in the fourth quarter and full year of 2012. Wireless network and other service revenue increased year over year by $103 million or 8.0% in the quarter and $369 million or 7.3% in the full year, principally due to growth in wireless data network revenues from subscriber growth, accelerated smartphone adoption and increased roaming volumes, which exceeded the decline in voice network revenue. Wireline service revenue increased year over year by $48 million or 4.2% in the quarter and $104 million or 2.3% in the full year, as growth in data services, including Optik TV, Internet and managed workplace services, exceeded the decline in legacy voice local, long distance and other services.

•                  Equipment revenue increased year over year by $20 million and $54 million, respectively, in the fourth quarter and full year of 2012. The increases resulted primarily from higher wireline data equipment sales and to a lesser extent higher wireless equipment revenues.

•                  Other operating income decreased year over year by $10 million and $3 million, respectively, in the fourth quarter and full year of 2012. The decrease for the quarter included lower recoveries of employee costs under eligible government-sponsored employment programs. For the full year, a $9 million gain on land contributed to the TELUS Garden residential real estate partnership in 2012 and increased drawdowns from the regulatory price cap deferral account for provisioning broadband Internet service to a number of qualifying rural and remote communities were more than offset by $17 million non-cash, re-measurement gain on Transactel (Barbados) Inc. in 2011. In respect of the gain on land contributed to the TELUS Garden residential partnership, the full gain was $18 million and recognition of $9 million is deferred until ownership of the condominium units is transferred after construction is completed.

Operating expenses

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2012	2011	Change	2012	2011	Change
Goods and services purchased	1,330	1,316	1.1%	4,820	4,726	2.0%
Employee benefits expense	574	500	14.8%	2,129	1,893	12.5%
Depreciation	373	342	9.1%	1,422	1,331	6.8%
Amortization of intangible assets	105	139	(24.5)%	443	479	(7.5)%
	2,382	2,297	3.7%	8,814	8,429	4.6%

Consolidated operating expenses increased by $85 million and $385 million, respectively, in the fourth quarter and full year of 2012 when compared to the same periods in 2011.

•                  Goods and services purchased increased year over year by $14 million and $94 million, respectively, in the fourth quarter and full year of 2012, mainly due to increased content and support costs to grow and manage Optik TV services, increased costs of sales related to increased wireline data equipment revenues, and costs to support a 4.5% larger wireless subscriber base. These increases were partly offset by lower restructuring provisions related to real estate consolidation.

•                  Employee benefits expense increased year over year by $74 million and $236 million, respectively, in the fourth quarter and full year of 2012. The increases mainly reflect higher wage and salary expenses of $48 million in the quarter and $162 million for the full year due to compensation increases, full inclusion in 2012 of operations of certain TELUS-branded wireless dealership businesses acquired throughout 2011, small acquisitions in 2012, hiring over the past year to support the growing Optik TV subscriber base, and one additional month of expenses in 2012 from the consolidation of Transactel operations since February 2011. Recoveries in respect of employee defined benefit pension plans decreased by $6 million in the quarter and $23 million for the full year, and employee-related restructuring costs increased by $9 million in the quarter and $25 million for the full year. Share-based compensation increased by $7 million in the quarter and $23 million for the full year as expense recoveries in 2011 associated with the net-cash settlement feature were non-recurring. These increases were partly offset by higher capitalization of labour of $5 million for the full year.

•                  Depreciation increased year over year by $31 million and $91 million, respectively, in the fourth quarter and full year of 2012. The increases were mainly due to ongoing network investments to support growth, as well as retirements, partly offset by an increase in fully depreciated computer and digital cell site equipment.

•                  Amortization of intangible assets decreased year over year by $34 million and $36 million, respectively, in the fourth quarter and full year of 2012, mainly due to an increase in longer-life assets and absence in 2012 of a $19 million fourth quarter 2011 write-down of a foreign operation’s goodwill, whose assets were held for sale at December 31, 2011. The decreases were partly offset by retirements, increased investment in network and other software assets, and acquisitions.

Operating income

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2012	2011	Change	2012	2011	Change
	469	393	19.3%	2,107	1,968	7.1%

Operating income increased by $76 million and $139 million, respectively, in the fourth quarter and full year of 2012 when compared to the same periods in 2011. The increases were primarily due to higher wireless EBITDA of $69 million in the quarter and $281 million in the full year, resulting from data network revenue growth and increased margins. Wireless EBITDA growth for the full year was partly offset by an $87 million decline wireline EBITDA as wireline data revenue growth was more than offset by ongoing declines in higher margin legacy voice revenues, In addition, total depreciation and amortization expenses increased for the year.

Financing costs

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2012	2011	Change	2012	2011	Change
Interest expenses	89	91	(2.2)%	355	389	(8.7)%
Interest income and foreign exchange	(3)	(4)	25.0%	(23)	(12)	(91.7)%
	86	87	(1.1)%	332	377	(11.9)%

Financing costs decreased by $1 million and $45 million, respectively, in the fourth quarter and full year of 2012 when compared to the same periods in 2011. Interest expenses decreased by $34 million for the full year primarily due to a lower effective interest rate. The lower effective interest rate resulted mainly from refinancing activities in the second quarter of 2011, when the remaining U.S. dollar Notes matured on June 1 and associated cross-currency interest rate swap agreements were settled (combined effective interest rate of 8.5%), funded by a May 2011, 3.65% debt issue and low-rate commercial paper issues.

Interest income and foreign exchange includes interest income for the settlement of income tax-related matters of $2 million and $14 million, respectively, in the fourth quarter and full year of 2012, as compared to $1 million and $2 million, respectively, in the same periods in 2011. The remaining amount in each period was primarily foreign exchange gains.

Income taxes

	Fourth quarters ended December 31				Years ended December 31
($ millions, except tax rates)	2012	2011	Change		2012	2011	Change
Basic blended income tax expense at weighted average statutory income tax rates	99	84	17.9%		456	433	5.3%
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(8)	(9)	n/m		(13)	(20)	n/m
Revaluation of deferred income tax liability to reflect future statutory income tax rates	—	(12)	n/m		12	(37)	n/m
Share option award compensation	—	(1)	n/m		2	(1)	n/m
Other	1	7	n/m		—	1	n/m
	92	69	33.3%		457	376	21.5%
Blended federal and provincial statutory tax rates (%)	25.8	27.4	(1.6	)pts.	25.7	27.2	(1.5	)pts.
Effective tax rates (%)	23.9	22.6	1.3	pts.	25.7	23.6	2.1	pts.

Basic blended statutory income taxes increased in the fourth quarter and full year of 2012 when compared to the same periods in 2011, as increases in pre-tax income (25% in the quarter and 12% for the full year) were partly offset by lower blended statutory income tax rates. Effective tax rates differ from the statutory tax rates due to revaluations of deferred income tax liabilities; the tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues; and other taxable income differences. Revaluation of deferred income tax liabilities in 2012 includes the effect of Ontario’s elimination of previously enacted corporate income tax rate reductions, while in 2011 an overall declining tax rate environment existed.

Comprehensive income (loss)

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2012	2011	Change	2012	2011	Change
Net income	291	237	22.8%	1,318	1,215	8.5%
Other comprehensive income (loss)
Items that may be subsequently reclassified to income	25	(1)	n/m	29	10	190.0%
Item never subsequently reclassified to income	(482)	(408)	(18.1)%	(400)	(851)	53.0%
	(166)	(172)	3.5%	947	374	153.2%

The Comprehensive loss decreased by $6 million in the fourth quarter of 2012, when compared to the same period in 2011, while Comprehensive income increased by $573 million full year of 2012 when compared to 2011.

•                  Net income increased by $54 million and $103 million, respectively, in the fourth quarter of 2012 and full year of 2012 when compared to the same periods in 2011 (see Section 1.3 Highlights).

•                  Other comprehensive income (OCI) items that may be subsequently reclassified to income are composed of changes in unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations in both 2012 and 2011, as well as a after-tax increases in the unrealized fair value of available-for-sale venture capital investments of $22 million and $33 million, respectively, in the fourth quarter and full year of 2012.

•                  The Other comprehensive loss item never subsequently reclassified to income is in respect of after-tax actuarial losses (or gains) on defined benefit plans, which are likely to fluctuate from period to period and arose from decreases in the defined benefit pension plan discount rate, partly offset by funding and return on plan assets.

Effective with the fiscal year beginning January 1, 2013, application of the amended accounting standard IAS 19 Employee Benefits (2011) will result in retrospective changes to the Consolidated statements of income and other comprehensive income, including changes to Net income that are exactly offset by changes in Other comprehensive loss — Item never subsequently reclassified to income. See Section 5 Accounting policy developments.

2.4 Wireless segment

Wireless segment revenues increased by $111 million and $386 million, respectively, in the fourth quarter and full year of 2012 when compared to the same periods in 2011.

Operating revenues — wireless segment

	Fourth quarters ended December 31				Years ended December 31
($ in millions, except ratios)	2012	2011	Change		2012	2011	Change
Voice	808	811	(0.4)%		3,241	3,326	(2.6)%
Data	570	466	22.3%		2,126	1,678	26.7%
Network revenue	1,378	1,277	7.9%		5,367	5,004	7.3%
Equipment and other	155	147	5.4%		478	458	4.4%
External operating revenues	1,533	1,424	7.7%		5,845	5,462	7.0%
Intersegment revenue	11	9	22.2%		41	38	7.9%
Total operating revenues	1,544	1,433	7.7%		5,886	5,500	7.0%
Data revenue to network revenue (%)	41	36	5	pts.	40	34	6	pts.

Network revenue increased by $101 million and $363 million, respectively, in the fourth quarter and full year of 2012 when compared to the same periods in 2011.

•                  Voice revenue decreased year over year by $3 million and $85 million, respectively, in the fourth quarter and full year of 2012, due to the ongoing, but moderating, trend of declining voice ARPU. The moderation is due to subscriber adoption of new bundled and promotional rate plans with higher included minutes, rate increases for certain out-of-bucket minutes implemented in the fourth quarter of 2012, as well as reduced billing credits resulting from our focus on Clear & Simple® initiatives to improve the customer experience. Year-over-year declines in voice ARPU were due to an increasing volume of mobile Internet connection devices and tablet subscriptions where there are no voice revenues, increased use of included-minute plans for both local and long distance calling, and an increased penetration of the lower ARPU Koodo® brand, partly offset by increased roaming volumes and rate increases for out-of-bucket minutes. Voice ARPU was $35.66 and $36.39, respectively, in the fourth quarter and full year of 2012, reflecting year-over-year decreases of $1.77 or 4.7% for the quarter and $2.81 or 7.2% for the full year. Average minutes of use were up year over year by 2.1% in the fourth quarter of 2012 and 1.2% for the full year of 2012.

•                  Data revenue increased year over year by $104 million and $448 million, respectively, in the fourth quarter and full year of 2012. Higher data revenues reflect subscriber growth, strength in smartphone service revenues and text messaging driven by increased smartphone penetration, higher data roaming revenues due to increased volumes despite lower roaming prices, increased adoption of data plans, growth in mobile Internet connection devices and tablets, and increased rates for pay-per-use text messaging, as well as reduced billing credits. Data ARPU was $25.29 and $24.00, respectively, in the fourth quarter and full year of 2012, reflecting year-over-year increases of $3.64 or 17% for the quarter and $4.10 or 21% for the full year.

•                  Blended ARPU was $60.95 and $60.39, respectively, in the fourth quarter and full year of 2012, reflecting year-over-year increases of $1.87 or 3.2% in the quarter and $1.29 or 2.2% for the year. The increases were mainly due to increased roaming and increasing data usage, partly offset by declining voice ARPU. Blended ARPU has increased year over year for nine consecutive quarters.

•                  Gross subscriber additions decreased year over year by 36,000 or 7.3% in the fourth quarter of 2012, and decreased year over year by 152,000 or 8.5% in the full year of 2012. Heightened competitive intensity was reflected in price competition for devices, an increased number of promotional rate plan offers, our elimination of activation and renewal fees, as well as port-in credits and in-store credits from both established national competitors and newer entrants.

Postpaid gross additions decreased year over year by 30,000 or 8.5% in the quarter and 112,000 or 8.7% in the full year. The decline was partly due to increased competitive intensity as well as disciplined acquisition spending, while full-year loading was also affected by tightened credit policies.

Prepaid gross additions decreased year over year by 6,000 or 4.4% in the quarter and decreased by 40,000 or 7.8% in the full year. The launch of prepaid services under the Koodo brand in August 2012 slowed the decline in prepaid activations from earlier in the year.

•                  Net subscriber additions decreased year over year by 17,000 or 13% in the fourth quarter of 2012 and decreased year over year by 38,000 or 10% in the full year of 2012.

Postpaid net additions decreased year over year by 25,000 or 17% in the fourth quarter of 2012 and 11,000 or 2.6% in the full year of 2012. Postpaid net additions in the first half of 2012 and during 2011 were impacted by the loss of subscribers from a federal government wireless contract to a low bid by an established national competitor. Considering full-year postpaid gross additions decreased by 112,000, a net reduction of 11,000 postpaid net additions has been achieved by strong performance on postpaid churn.

Prepaid net subscriber losses were 11,000 and 83,000, respectively, in the fourth quarter and full year of 2012, as compared to net losses of 19,000 and 56,000, respectively, in the fourth quarter and full year of 2011. Prepaid subscriber losses include conversions to postpaid as part of retention efforts, as well as increased competitive intensity in the lower value market segments and our choice to not match certain competitive offers. The relative improvement in the fourth quarter of 2012 was partly due to the August 2012 launch of prepaid services under the Koodo brand.

•                  The blended monthly wireless subscriber churn rates were 1.51% and 1.47%, respectively, in the fourth quarter and full year of 2012, as compared to 1.67% and 1.68%, respectively, in the fourth quarter and full year of 2011. The blended churn rate of 1.51% for the fourth quarter of 2012 reflects the usual sequential increase from 1.44% in the third quarter of 2012, and is the lowest fourth quarter churn rate since 2006. Postpaid churn rates were 1.12% and 1.09%, respectively, in the fourth quarter and full year of 2012, down from 1.23% and 1.31%, respectively, in the fourth quarter and full year of 2011. Churn rates in 2011 included effects from the loss of a federal government wireless contract, however, improved churn rates in 2012 are primarily attributed to our continued focus on the customer experience including the Clear and Simple Device Upgrade program and elimination of activation and renewal fees, which makes it easy for postpaid clients to upgrade to new devices before the end of their contracts, as well as our focus on retaining high-value clients, and tightened credit policies.

•                  The smartphone adoption rate was at 76% of postpaid gross additions in the fourth quarter of 2012, as compared to 74% in the fourth quarter of 2011. Smartphone subscribers represented 66% of the postpaid subscriber base at December 31, 2012, as compared to 53% one year earlier. Smartphone subscribers generate significantly higher ARPU and have lower churn than those with messaging and voice-only devices, but have higher costs of acquisition and retention resulting from the large device subsidies for multiple-year contract sales or renewals. A higher smartphone mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue. The higher smartphone mix is also expected to increase future costs of retention and network usage, and require ongoing network capacity investments.

Equipment and other revenues increased by $8 million and $20 million, respectively, in the fourth quarter and full year of 2012 when compared to the same periods in 2011. This was principally due to increased wireless equipment revenues resulting from a higher proportion of smartphones in the sales mix driving higher average handset prices, partly offset by lower acquisition volumes and the elimination of activation and renewal fees, and for the full year, lower retention volumes. Full-year retention volumes decreased in 2012 as significant numbers of postpaid clients upgraded their devices in 2011 under the Clear and Simple Device Upgrade program.

Intersegment revenue represents services provided by the wireless segment to the wireline segment and is eliminated upon consolidation along with the associated expense in the wireline segment.

Wireless operating indicators

	At December 31
	2012	2011	Change
Subscribers (000s)
Postpaid	6,543	6,130	6.7%
Prepaid	1,127	1,210	(6.9)%
Total	7,670	7,340	4.5%
Postpaid proportion of subscriber base (%)	85.3	83.5	1.8	pts.
Total population coverage(1) (millions)	34.7	34.4	0.9%
HSPA+ population coverage(2) (millions)	34.3	33.8	1.5%
LTE population coverage(2) (millions)	23.9	—	n/m

	Fourth quarters ended December 31				Years ended December 31
	2012	2011	Change		2012	2011	Change
Subscriber gross additions (000s)
Postpaid	324	354	(8.5)%		1,174	1,286	(8.7)%
Prepaid	131	137	(4.4)%		472	512	(7.8)%
Total	455	491	(7.3)%		1,646	1,798	(8.5)%
Subscriber net additions (000s)
Postpaid	123	148	(16.9)%		414	425	(2.6)%
Prepaid	(11)	(19)	42.1%		(83)	(56)	(48.6)%
Total	112	129	(13.2)%		331	369	(10.3)%
ARPU(3) ($)	60.95	59.08	3.2%		60.39	59.10	2.2%
Churn, per month(3) (%)
Blended	1.51	1.67	(0.16	)pts.	1.47	1.68	(0.21	)pts.
Postpaid	1.12	1.23	(0.11	)pts.	1.09	1.31	(0.22	)pts.
Average monthly minutes of use per subscriber (MOU)	341	334	2.1%		336	332	1.2%
COA(4) per gross subscriber addition(3) ($)	453	421	7.6%		408	386	5.7%
Retention spend to network revenue(3) (%)	13.4	13.6	(0.2	)pts.	11.4	12.4	(1.0	)pts.

(1)         Including roaming/resale and network access agreements.

(2)         Including network access agreements.

(3)         See Section 7.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(4)         Cost of acquisition.

Wireless segment expenses increased by $42 million and $105 million, respectively, in the fourth quarter and full year of 2012 when compared to the same periods in 2011.

Operating expenses — wireless segment

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2012	2011	Change	2012	2011	Change
Equipment sales expenses	389	373	4.3%	1,257	1,237	1.6%
Network operating expenses	168	166	1.2%	674	662	1.8%
Marketing expenses	134	130	3.1%	431	464	(7.1)%
General and administration (G&A) expenses
Employee benefits	158	148	6.8%	596	540	10.4%
Other	126	116	8.6%	461	411	12.2%
Total operating expenses	975	933	4.5%	3,419	3,314	3.2%

Equipment sales expenses increased year over year by $16 million and $20 million, respectively, in the fourth quarter and full year of 2012, due to higher per-unit costs from an increase in the proportion of smartphones purchased by existing clients and new subscribers, including strong demand for the iPhone 5, partly offset by lower acquisition volumes. Retention volumes were flat year over year in the fourth quarter due to continuing strong performance on smartphone upgrades, but decreased for the full year due to successful retention efforts in 2011.

•                  Retention costs as a percentage of network revenue were 13.4% and 11.4%, respectively, in the fourth quarter and full year of 2012, or year over year decreases of 0.2 percentage points and 1.0 percentage point, respectively, for the quarter and full year. For the full year, decreased retention costs as a percentage of network revenue were primarily due to lower retention volumes resulting from strong retention efforts in 2011, as postpaid clients took advantage of the Clear and Simple Device Upgrade program. The decreases also resulted from strong network revenue growth, as well as commission savings from TELUS-branded wireless dealership acquisitions. These savings were partly offset by higher per-unit subsidy costs as a larger number of clients migrated to more costly smartphones, including the iPhone 5.

•                  COA per gross subscriber addition increased year over year by $32 and $22, respectively, in the fourth quarter and full year of 2012. The increases were primarily due to higher per-unit subsidy costs driven by a higher smartphone mix, competitive pressures on handset pricing driving deeper subsidies, higher fourth quarter advertising and promotions expenses, as well as higher commission rates to support an increasing number of higher value smartphone devices, partly offset in the full year by lower advertising and promotions expenses.

Network operating expenses increased year over year by $2 million and $12 million, respectively, in the fourth quarter and full year of 2012. The increases resulted from growth in roaming costs due to higher volumes despite lower rates, as well as increases in operating costs associated with LTE and HSPA network expansion, offset by lower negotiated revenue-share and licensing costs.

Marketing expenses increased by $4 million year over year in the fourth quarter of 2012, and decreased by $33 million year over year in the full year of 2012. The increase for the quarter was due to higher advertising and promotions expenses, partly offset by lower commissions. The full year decrease was due to lower commissions as a result of TELUS-branded wireless dealership business acquisitions, as well as lower advertising and promotions expenses.

Total G&A expenses increased year over year by $20 million and $106 million, respectively, in the fourth quarter and full year of 2012.

•                  Employee benefits expense increased year over year by $10 million and $56 million, respectively, in the fourth quarter and full year of 2012, due to increased compensation expenses including higher performance bonus accruals and the full inclusion of certain TELUS-branded wireless dealership businesses acquired throughout 2011, higher employee-related restructuring costs, and for the full year, hiring to support the growing wireless subscriber base, partly offset by increased capitalization of labour costs.

•                  Other G&A expenses increased year over year by $10 million and $50 million, respectively, in the fourth quarter and full year of 2012, mainly due to higher costs to support the growing subscriber base and restructuring costs in 2012 associated with administrative office consolidation, and for the full year, $11 million of one-time supplier credits in the second quarter of 2011.

EBITDA — wireless segment

	Fourth quarters ended December 31				Years ended December 31
($ millions, except margins)	2012	2011	Change		2012	2011	Change
EBITDA	569	500	13.8%		2,467	2,186	12.9%
EBITDA to network revenue (%)	41.3	39.2	2.1	pts.	46.0	43.7	2.3	pts.
EBITDA margin (%)	36.9	34.9	2.0	pts.	41.9	39.7	2.2	pts.

The wireless segment EBITDA increased by $69 million and $281 million, respectively, in the fourth quarter and full year of 2012 when compared to the same periods in 2011. The increases reflect strong data revenue growth and overall expense management, which resulted in over two percentage points of increased flow through of network revenue to EBITDA, and improved EBITDA margins.

2.5 Wireline segment

Wireline segment revenues increased by $53 million and $147 million, respectively, in the fourth quarter and full year of 2012 when compared to the same periods in 2011.

Operating revenues — wireline segment

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2012	2011	Change	2012	2011	Change
Data service and equipment	770	680	13.2%	2,896	2,578	12.3%
Voice local service	352	368	(4.3)%	1,416	1,514	(6.5)%
Voice long distance service	103	115	(10.4)%	425	477	(10.9)%
Other services and equipment	76	79	(3.8)%	272	296	(8.1)%
Service and equipment revenues	1,301	1,242	4.8%	5,009	4,865	3.0%
Other operating income	17	24	(29.2)%	67	70	(4.3)%
External operating revenues	1,318	1,266	4.1%	5,076	4,935	2.9%
Intersegment revenue	43	42	2.4%	170	164	3.7%
Total operating revenues	1,361	1,308	4.1%	5,246	5,099	2.9%

Service and equipment revenues increased year over year by $59 million and $144 million, respectively, in the fourth quarter and full year of 2012.

•                  Data service and equipment revenues increased year over year by $90 million and $318 million, respectively, in the fourth quarter and full year of 2012. The increases resulted principally from: (i) continued strong subscriber growth in Optik TV services and rate increases for the basic TV service and theme packs; (ii) increased Internet and enhanced data services due to growth from implementing large enterprise deals, the pull-through effect of bundle offers including TELUS high-speed services that enable us to win and retain subscribers, and high-speed Internet rate increases; (iii) higher data equipment sales to business customers; and (iv) higher managed workplace revenues from the provision of business process outsourcing services for business customers.

Wireline operating indicators

				At December 31
(000s)				2012	2011	Change
Internet subscribers
High-speed				1,326	1,242	6.8%
Dial-up				33	44	(25.0)%
Total				1,359	1,286	5.7%
TELUS TV subscribers				678	509	33.2%

	Fourth quarters ended December 31			Years ended December 31
(000s)	2012	2011	Change	2012	2011	Change
Internet subscriber net additions (losses)
High-speed	23	24	(4.2)%	84	75	12.0%
Dial-up	(2)	(4)	50.0%	(11)	(18)	38.9%
Total	21	20	5.0%	73	57	28.1%
TELUS TV subscriber net additions	41	56	(26.8)%	169	196	(13.8)%

We provide Optik TV and TELUS high-speed Internet services in B.C., Alberta and Eastern Quebec, as well as TELUS Satellite TV in B.C. and Alberta. Net additions of high-speed Internet subscribers were strong in the fourth quarter and full year of 2012 due to continued loading for bundled TV and Internet. Net additions of TELUS TV subscribers were lower in the fourth quarter and full year of 2012 when compared to the same periods in 2011, due to lower growth in new TV subscribers, partly offset by significantly lower churn rates compared to the prior-year periods.

•                  Voice local service revenue decreased year over year by $16 million and $98 million, respectively, in the fourth quarter and full year of 2012. The decreases continue to reflect lower basic access and enhanced voice service revenues caused by technological substitution to wireless and Internet-based services, competition for residential subscribers, the consequent decline in local residential access lines and matching of competitive offers and service bundle offers in deregulated markets. The decrease also reflects the decline in business voice lines from technological substitution to data services and competitor activity including price reductions. These factors were partly offset by increases in monthly local rates in the third quarters of 2012 and 2011.

Wireline operating indicators

				At December 31
(000s)				2012	2011	Change
Network access lines (NALs)
Residential				1,767	1,915	(7.7)%
Business				1,639	1,678	(2.3)%
Total				3,406	3,593	(5.2)%

	Fourth quarters ended December 31			Years ended December 31
(000s)	2012	2011	Change	2012	2011	Change
Net (losses) additions in NALs
Residential	(35)	(37)	5.4%	(148)	(131)	(13.0)%
Business	(7)	(11)	36.4%	(39)	(15)	n/m
Total	(42)	(48)	12.5%	(187)	(146)	(28.1)%

We provide residential voice services in B.C., Alberta and Eastern Quebec. Residential NALs continue to be affected by wireless and Internet-based technological substitution for local services, as well as promotional activity by primary cable-TV competitors. For the full year of 2012, residential NAL losses increased by 17,000 as compared to 2011, largely due to heavily discounted home phone promotions from Shaw in B.C. and Alberta that began in November 2011, continued into the early part of the first quarter of 2012 and subsequently moderated. Consequently, residential NAL losses in the fourth quarter of 2012 improved slightly from the same period in 2011.

We provide business services nationally. Business NAL losses reflect the continuing trend of increased competition in the SMB market and conversion of voice lines to more efficient IP services. Growth in data services such as private IP networks is not measured by business NAL counts and conversion of legacy voice services to IP services causes a decrease in business NALs. Of note, full year 2011 business NAL losses were moderated by the implementation of voice and data services for wholesale customers in the first half of the year.

•                  Voice long distance service revenue decreased year over year by $12 million and $52 million, respectively, in the fourth quarter and full year of 2012. The decreases reflect ongoing industry-wide price and bundling competition, losses of local subscribers, and technological substitution to wireless and OTT Internet-based services.

•                  Other service and equipment revenue decreased year over year by $3 million and $24 million, respectively, in the fourth quarter and full year of 2012, mainly due to lower sales of voice equipment.

Other operating income decreased year over year by $7 million and $3 million, respectively, in the fourth quarter and full year of 2012. The decrease for the quarter included lower recoveries of employee costs under eligible government-sponsored employment programs. For the full year, a $9 million gain on land contributed to the TELUS Garden residential real estate partnership in 2012 and increased drawdowns from the regulatory price cap deferral account for provisioning broadband Internet service to a number of qualifying rural and remote communities were more than offset by $17 million non-cash, re-measurement gain on Transactel in 2011, and lower recoveries of employee costs under eligible government-sponsored programs in 2012.

Intersegment revenue represents services provided by the wireline segment to the wireless segment and is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses — wireline segment

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2012	2011	Change	2012	2011	Change
Goods and services purchased	567	582	(2.6)%	2,208	2,154	2.5%
Employee benefits expense	416	352	18.2%	1,533	1,353	13.3%
	983	934	5.2%	3,741	3,507	6.7%

Wireline operating expenses increased by $49 million and $234 million, respectively, in the fourth quarter and full year of 2012 when compared to the same periods in 2011.

Goods and services purchased decreased by $15 million year over year in the fourth quarter of 2012 and increased by $54 million year over year for the full year of 2012. The decrease for the quarter primarily reflects lower advertising and promotions expenses associated with TELUS high-speed Internet marketing campaigns, lower external labour costs, lower office building lease expenses resulting from administrative office consolidation efforts, and higher prior-year restructuring costs associated with administrative office consolidation, partly offset by higher content and support costs for TELUS TV growth (33% year-over-year increase in the subscriber base) and higher cost of goods sold to support increased equipment sales. The increase for the full year resulted from the higher TV content and support costs, higher cost of goods sold to support increased equipment sales, and to a lesser extent, higher advertising and promotions expenses as a result of increased competitive intensity in the first half of the year, partly offset by lower external labour costs, lower office building lease expenses and related higher restructuring costs in the prior year.

Employee benefits expense increased year over year by $64 million and $180 million, respectively, in the fourth quarter and full year of 2012. This resulted from increases in compensation including higher performance bonus accruals, increased full-time equivalent staff supporting growing international business process outsourcing services for business clients, hiring to support the growing TV subscriber base, a lower employee defined benefit pension recovery, higher employee-related restructuring costs, and lower capitalization of labour. The increase for the full year also results from a one-time benefit liability recovery recognized in the second quarter of 2011, small acquisitions in 2012 and one month of additional expenses in 2012 from the consolidation of Transactel operations beginning in February 2011.

EBITDA — wireline segment

	Fourth quarters ended December 31				Years ended December 31
($ millions, except margins)	2012	2011	Change		2012	2011	Change
EBITDA	378	374	1.1%		1,505	1,592	(5.5)%
Deduct gain net of equity losses related to the TELUS Garden residential real partnership	—	—	n/m		(7)	—	n/m
Deduct Transactel gain	—	(1)	n/m		—	(17)	n/m
Adjusted EBITDA	378	373	1.3%		1,498	1,575	(4.9)%
Adjusted EBITDA margin (%)	27.8	28.5	(0.7	)pts.	28.6	31.0	(2.4	)pts.

Notably, EBITDA for the fourth quarter of 2012 increased year over year by $4 million. This resulted from improving TELUS high-speed Internet and Optik TV margins due to price increases, subscriber growth and a lower cost of subscriber acquisition. For the full year of 2012, EBITDA decreased by $87 million year over year and adjusted EBITDA decreased by $77 million year over year, reflecting declines in higher margin legacy voice services, partly offset by growth in data services such as TELUS high-speed Internet, Optik TV and lower-margin equipment sales.

3.              Changes in financial position

Financial position at:	December 31
($ in millions)	2012	2011	Changes		Explanation of changes
Current assets
Cash and temporary investments, net	107	46	61	133%	See Section 4: Liquidity and capital resources
Accounts receivable	1,541	1,428	113	8%

Results mainly from increased days outstanding in wireline receivables, wireline revenue growth and an increase in wireless postpaid subscribers and ARPU, partly offset by a decrease in receivables from wireless dealers and a decrease in days outstanding in wireless postpaid receivables

Income and other taxes receivable	25	66	(41)	(62)%	Reflects refunds received and additional recoveries recorded
Inventories	350	353	(3)	(1)%	Mainly due to a decrease in work-in-progress for wireline business customers, partly offset by a small increase in wireless handset inventory
Prepaid expenses	178	144	34	24%	Includes prepayments for construction of the Kamloops Internet data centre (IDC)
Derivative assets	9	14	(5)	(36)%	—
Current liabilities
Short-term borrowings	402	404	(2)	—%

Both periods are composed of $400 million received by TELUS from an arm’s-length securitization trust in respect of securitized trade receivables (see Section 4.6), and minor amounts drawn on credit facilities

Accounts payable and accrued liabilities	1,511	1,419	92	6%	Includes increased payroll-related liabilities including variable compensation, higher payables for wireless handset inventory and increases due to higher capital expenditures
Income and other taxes payable	102	25	77	n/m	Reflects differences in current income tax expense and instalment payments
Dividends payable	208	188	20	11%	Primarily an increase in the dividend rate
Advance billings and customer deposits	703	655	48	7%	Primarily an increase in wireless revenue billed in advance due to growth in postpaid subscribers, as well as an increase in advance billings for wireline business and Optik TV services
Provisions	49	88	(39)	(44)%	Includes payment of certain amounts in dispute and reclassification of $17 million of restructuring provisions from current to non-current
Current maturities of long-term debt	545	1,066	(521)	(49)%	Reflects a $521 million decrease in commercial paper and repayment of $300 million, 4.5% Notes in March 2012, net of $300 million of 5.0% Notes due June 2013 reclassified from Long-term debt.
Working capital(1)	(1,310)	(1,794)	484	27%	Includes reduction of commercial paper funded with a $500 million long-term debt issue.

(1)         Current assets subtracting Current liabilities.

Financial position at:	December 31
($ in millions)	2012	2011	Changes		Explanation of changes
Non-current assets
Property, plant and equipment, net	8,165	7,964	201	3%	See Capital expenditures in Section 4.2 Cash used by investing activities and Depreciation in Section 2.3
Intangible assets, net	6,181	6,153	28	—%

See Capital expenditures in Section 4.2 Cash used by investing activities and Amortization in Section 2.3. Included in the balances are spectrum licences of $4,876 million for 2012 and $4,867 million for 2011

Goodwill, net	3,702	3,661	41	1%	Results from several small acquisitions
Real estate joint venture	11	—	11	n/m	See Transactions between related parties in Section 4.8
Other long-term assets	118	81	37	46%	Primarily long-term receivables related to the TELUS Garden joint venture
Investments	58	21	37	176%	Mainly an unrealized fair value adjustment for available-for-sale assets recorded through Other comprehensive income.
Non-current liabilities
Provisions	222	122	100	82%

Includes a $52 million increase in asset retirement obligations mainly from a lower discount rate, put liabilities in respect of acquisitions and a reclassification of restructuring provisions from current to non-current

Long-term debt	5,711	5,508	203	4%	Mainly the December 2012 issue of $500 million, 3.35% Series CJ TELUS Corp. Notes, net of a reclassification of $300 million, 5.0% Series CB TELUS Corp. Notes to Current liabilities
Other long-term liabilities	1,682	1,343	339	25%	Primarily an increase in pension and post-retirement liabilities resulting from changes in actuarial assumptions, partly offset by pension funding
Deferred income taxes	1,624	1,600	24	2%

Includes deferred income taxes related to a revaluation to reflect future Ontario provincial income tax rates, temporary differences arising in the year, as well as reassessments for prior years’ issues, net of a recovery from unrealized losses on pension plan liabilities and derivatives

Owners’ equity
Common Share and Non-Voting Share equity	7,686	7,513	173	2%	Principally Net income of $1,318 million, net of dividend declarations of $794 million and an Other comprehensive loss of $371 million.

4.              Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of Management’s review of operations.

In 2012 and 2011, we generated annual cash flow from operations exceeding annual capital investment needed to support business growth and re-invest in technology. We reduced debt in 2012 and increased dividend payments in both 2012 and 2011.

Summary information — Consolidated statements of cash flows

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2012	2011	Change	2012	2011	Change
Cash provided by operating activities	703	742	(5.3)%	3,219	2,550	26.2%
Less:
Cash used by investing activities	514	548	(6.2)%	2,058	1,968	4.6%
Cash used by financing activities	127	204	(37.7)%	1,100	553	98.9%
Increase (decrease) in cash and temporary investments, net	62	(10)	—	61	29	—
Cash and temporary investments, net, beginning of period	45	56	—	46	17	—
Cash and temporary investments, net, end of period	107	46	132.6%	107	46	132.6%

4.1 Cash provided by operating activities

Cash provided by operating activities decreased by $39 million in the fourth quarter of 2012 and increased by $669 million for the full year of 2012, when compared to the same periods in 2011.

Analysis of changes in cash provided by operating activities

($ millions)	Fourth quarter	Full year
Cash provided by operating activities, three-month period and year ended December 31, 2011	742	2,550
Year-over-year changes:
Higher adjusted EBITDA (see Section 2.4 Wireless segment and Section 2.5 Wireline segment)	74	204
Lower employer contributions to defined benefit plans, net of employee defined benefits plans expense	12	147
Non-recurring regulatory rebates to residential subscribers in 2011	—	53
Lower restructuring disbursements net of restructuring costs	3	44
Lower interest paid	1	41
Higher interest received	—	12
(Higher) income taxes paid, net of recoveries received	(22)	—
Comparative (increase) decrease in investment in inventories	(81)	72
Other comparative changes in working capital	(26)	96
Cash provided by operating activities, three-month period and year ended December 31, 2012	703	3,219

•                  Employer contributions to defined benefit plans, net of defined benefits plans expense, decreased mainly due to lower discretionary contributions ($100 million in January 2012 versus $200 million in January 2011) and a lower defined benefit plan recovery.

•                  Non-recurring rebates of $53 million were made to residential subscribers in 2011, determined in accordance with CRTC Telecom Decision 2010-639, in respect of the price cap deferral account. Payment of the rebates did not affect 2011 Net income because these amounts recorded in the price cap deferral account did not previously receive income statement recognition.

•                  Interest paid decreased in 2012 mainly due to lower effective interest rates resulting from refinancing activities in 2011, while interest received increased principally from the settlement of prior year’s income tax-related matters.

•                  Income taxes paid net of refunds received were unchanged for the full year of 2012, as increased installment payments resulting from higher income were offset by increased recoveries related to settlement of prior years’ income tax-related matters.

4.2 Cash used by investing activities

Cash used by investing activities decreased by $34 million in the fourth quarter of 2012 and increased by $90 million for the full year of 2012, when compared to the same periods in 2011. The changes included the following:

•                  We made several business acquisitions and related investments of $5 million and $53 million, respectively, in the fourth quarter and full year of 2012, including 100% ownership of businesses that complement our existing lines of business. This compares to business acquisitions and related investments of $22 million and $101 million, respectively, in the fourth quarter and full year of 2011, which were in respect of certain TELUS-branded wireless dealership businesses and, for the full year, Transactel (Barbados) Inc. (also see Acquisition of additional equity interest in subsidiary from non-controlling interest in Section 4.3).

•                  In the fourth quarter and full year of 2012, we invested $6 million and $73 million, respectively, in the TELUS Garden real estate joint venture, including the contribution of TELUS-owned land. In addition, for the full year of 2012 we received distributions of $47 million from the TELUS Garden real estate joint venture.

•                  For the full year of 2012, we received proceeds of $20 million from the sale of land and minor investments, including $14 million from foreign assets that were held for sale at December 31, 2011.

•                  Payment timing differences in respect of capital assets resulted in decreased cash outflows of $44 million and $51 million, respectively, in the fourth quarter and full year of 2012 when compared to the same periods in 2011.

•                  Capital expenditures increased by $9 million and $134 million, respectively, in the fourth quarter and full year of 2012 when compared to the same periods in 2011. Full-year capital intensity was consistent at approximately 18% of revenues in 2012 and 2011.

Capital expenditures

	Fourth quarters ended December 31				Years ended December 31
($ millions, except capital intensity)	2012	2011	Change		2012	2011	Change
Capital expenditures(1)
Wireless segment	191	168	13.7%		711	508	40.0%
Wireline segment	330	344	(4.1)%		1,270	1,339	(5.2)%
	521	512	1.8%		1,981	1,847	7.3%
Adjusted EBITDA less capital expenditures(2)	426	361	17.7%		1,984	1,914	3.7%
Capital intensity(3) (%)	18	19	(1	)pt.	18	18	—	pts.

(1)         Capital expenditures do not include changes in associated non-cash investing working capital, and therefore differ from Cash payments for capital assets, as presented on the Consolidated statements of cash flows.

(2)         A proxy for cash flow. See calculation and description in Section 7.1 EBITDA.

(3)         Capital intensity is calculated as capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

•                  Wireless capital expenditures increased year over year by $23 million and $203 million, respectively, in the fourth quarter and full year of 2012, principally due to expansion of our urban 4G LTE network and expansion of coverage and capacity of our 4G HSPA+ network. The increase also includes investments in common network components and IDCs to support growth.

Wireless full-year capital intensity was 12% in 2012, up from 9% in 2011, while wireless full-year cash flow was $1,756 million in 2012, up $78 million or 4.6% from 2011.

•                  Wireline capital expenditures decreased year over year by $14 million and $69 million, respectively, in the fourth quarter and full year of 2012. The decreases reflect lower investments in broadband due to the substantial network build in 2011, as well as lower expenditures supporting business growth. These decreases were partly offset by higher expenditures for common network growth and sustainment.

Wireline full-year capital intensity was 24% in 2012, down from 26% in 2011. Wireline full-year cash flow was $228 million in 2012, relatively flat to 2011.

4.3 Cash used by financing activities

Cash used by financing activities decreased by $77 million in the fourth quarter of 2012 and increased by $547 million for the full year of 2012, when compared to the same periods in 2011. The changes include:

Non-Voting Shares issued

Cash proceeds received from the issue of Non-Voting Shares were $1 million in the fourth quarter and full year of 2012, as compared to $5 million and $24 million, respectively, in the same periods in 2011, in respect of exercised share options.

Dividends paid to the holders of Common Shares and Non-Voting Shares

Cash dividends paid were $199 million and $774 million, respectively, in the fourth quarter and full year of 2012, or increases of $20 million and $132 million, respectively, when compared to the same periods in 2011. The increases included:

•                  $20 million for the quarter and $78 million for the full year, resulting from higher dividend rates, as well as a slightly higher number of shares outstanding;

•                  $54 million for the full year as cash outflows for dividends settled in January 2011 were reduced due to the issuance of TELUS Non-Voting Shares from treasury under the dividend reinvestment and share purchase plan. For dividends declared after March 1, 2011, we switched to purchasing TELUS Non-Voting Shares on the open market with no discount, rather than issuing shares from treasury at a 3% discount, which results in increased cash outflows for dividends.

Short-term borrowing

Short-term borrowings are composed primarily of amounts advanced to us from an arm’s-length securitization trust pursuant to transfer of receivables securitization transactions (see Section 4.6 Sale of trade receivables). These proceeds were $400 million throughout 2012 and 2011. Changes in short-term borrowings in 2012 and 2011 were small amounts drawn on bank credit facilities.

Long-term debt

No amounts were drawn against our five-year credit facility in 2012 or 2011. Our commercial paper program currently provides low cost funds and is fully backed up by this five-year committed credit facility. (See Section 4.5 Credit facilities.)

A net issue of $76 million in the fourth quarter of 2012 and net repayment of $321 million for the full year of 2012 were composed of:

•                  A $424 million decrease in commercial paper in the fourth quarter of 2012, funded from the issue of Series CJ, ten-year Notes in December. Commercial paper decreased by $521 million for the full year of 2012 to a balance of $245 million at December 31, 2012.

•                  A $500 million public offering of 3.35% Series CJ Notes in December. The net proceeds were used to repay outstanding commercial paper. These Notes mature in March 2023, may be redeemed in whole at any time, or in part from time to time, and contain certain change of control provisions.

•                  For the full year, repayment in March of $300 million matured 4.5% Series CC Notes.

Net issues of $5 million and $122 million, respectively, in the fourth quarter and full year of 2011 were composed of:

•                  Increases in commercial paper of $5 million in the fourth quarter of 2011 and $662 million for the full year of 2011, to a balance of $766 million at December 31, 2011. A net increase of $878 million in the first half of 2011 partially funded the June 1 repayment of matured U.S. dollar Notes and settle related cross-currency interest rate swap agreements, as well as a discretionary contribution to defined benefit pension plans, the acquisition of certain independent TELUS-branded wireless dealership businesses and increase TELUS’ economic interest in Transactel. Commercial paper was reduced by $216 million in the second half of 2011.

•                  For the full year, a $600 million public offering of 3.65% five-year Notes successfully closed in May. The net proceeds of the offering combined with commercial paper issues were applied to the repayment of the June 1, 2011, maturity of U.S.$741 million, 8% Notes and accrued interest, as well as to the settlement of cross-currency interest rate swap agreements. The effective interest rate on the U.S. dollar Notes and cross-currency interest rate swaps was 8.5%.

Acquisition of additional equity interest in subsidiary from non-controlling interest

In 2011, we exercised our second purchased call option in respect of Transactel. The effects of exercising the second purchased call option included that we recorded a second quarter 2011, post-acquisition equity transaction with the vendor for the incremental 44% economic interest for $51 million cash. Cash flows that are changes in investments in controlled entities, and which do not also result in a change in control, are presented as financing activities in the consolidated statement of cash flows when applying the entity concept of consolidation theory required by IFRS.

4.4 Liquidity and capital resource measures

Net debt decreased by $382 million in 2012 mainly due to a reduction in long-term debt and increase in cash. Fixed rate debt as a proportion of total indebtedness was 90% at December 31, 2012, up from 83% at December 31, 2011, mainly due to the December 2012 issue of $500 million of Notes maturing in 2023 and use of the net proceeds to reduce commercial paper.

Total capitalization — book value decreased by $238 million in 2012 mainly due to lower net debt, partly offset by increased retained earnings.

Liquidity and capital resource measures

As at, or years ended, December 31	2012	2011	Change
Components of debt and coverage ratios(1) ($ millions)
Net debt	6,577	6,959	(382)
Total capitalization — book value	14,223	14,461	(238)
EBITDA — excluding restructuring costs	4,020	3,813	207
Net interest cost	332	377	(45)
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	90	83	7	pts.
Average term to maturity of debt (years)	5.5	5.6	(0.1)
Net debt to total capitalization (%)(1)	46.2	48.1	(1.9	)pts.
Net debt to EBITDA — excluding restructuring costs(1)	1.6	1.8	(0.2)
Coverage ratios (times)(1)
Earnings coverage	6.0	5.1	0.9
EBITDA — excluding restructuring costs interest coverage	12.1	10.1	2.0
Other measures
Free cash flow ($ millions)(2)	1,331	997	334
Dividend payout ratio of adjusted net earnings (%)[1]	64	64	—
Dividend payout ratio (%)[1]	63	62	1	pt.

(1)         See Section 7.4 Definition of liquidity and capital resource measures.

(2)         See Section 7.2 Free cash flow for the definition.

Earnings coverage was 6.0 times in 2012 up from 5.1 times in 2011. Lower gross interest expenses in 2012 increased the ratio by 0.5 and higher income before gross interest and income taxes in 2012 increased the ratio by 0.4.

EBITDA — excluding restructuring costs interest coverage was 12.1 times in 2012, up from 10.1 times in 2011. Higher EBITDA before restructuring costs in 2012 increased the ratio by 1.4 and lower net interest costs in 2012 increased the ratio by 0.6.

Free cash flow was $1,331 million in 2012, up $334 million from 2011. The increase resulted mainly from higher EBITDA and lower contributions to defined benefit plans, as well as lower restructuring, interest and share-based compensation payments, partly offset by higher capital expenditures.

Long-term financial policies and guidelines

Our strategy is to maintain the financial policies and guidelines set out below. We believe that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, and are expected to continue to provide reasonable access to capital markets.

•                  Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio was 1.6 times at December 31, 2012, down from 1.8 times at December 31, 2011, due to lower Net debt and increased EBITDA before restructuring costs.

•                  Dividend payout ratio target guideline of 55 to 65% of sustainable net earnings on a prospective basis, revised effective in 2013 to 65 to 75%

The Board of Directors has approved the revised dividend payout ratio target guideline effective for dividend declarations in 2013 onwards. The change results from applying the amended accounting standard IAS 19 Employee benefits (2011) in fiscal 2013 and the non-cash effects that reduce Net income and EPS. See Section 5 Accounting policy developments. The payout ratio is seen as appropriate to our current expectations for earnings, cash flow and capital expenditure investments.

4.5 Credit facilities

We have a $2 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 15 financial institutions that expires on November 3, 2016. The credit facility is used for general corporate purposes including the backstop of commercial paper.

At December 31, 2012, we had available liquidity of $1.8 billion from unutilized credit facilities, as well as $100 million available under our trade receivables securitization program (see Section 4.6), consistent with our objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities at December 31, 2012

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility(1)	November 3, 2016	2,000	—	—	(245)	1,755
Other bank facilities	—	169	(2)	(120)	—	47
Total	—	2,169	(2)	(120)	(245)	1,802

(1)        Canadian dollars or U.S. dollar equivalent.

Our revolving credit facilities contain customary covenants, including a requirement that we not permit our consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.6 to 1 at December 31, 2012) and not permit our consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 12.1 to 1 at December 31, 2012) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA — excluding restructuring costs and EBITDA — excluding restructuring costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets or goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

4.6 Sale of trade receivables

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. Available liquidity under this agreement was $100 million at December 31, 2012.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded as of February 15, 2013.

4.7 Credit ratings

There were no changes to our investment grade credit ratings during 2012 or as of February 15, 2013.

4.8 Transactions between related parties

Transactions with real estate joint venture (TELUS Garden)

In the first quarter of 2011, we announced that we had partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. The project will result in us, as one of the new tenants, having new national headquarters. The new-build office tower, scheduled for completion in 2014, is to be built to the 2009 leadership in energy and environmental design (LEED) platinum standard and the neighboring new-build residential condominium tower, scheduled for completion in 2015, is to be built to the LEED gold standard. Office tower construction began in the first quarter of 2012, while the residential tower was successfully marketed and construction began in second quarter of 2012.

During 2012, we had transactions with the real estate joint venture, which is a related party. Commitments and contingent liabilities for the real estate joint venture include the following:

•                  Construction commitment: The real estate joint venture is expected to spend a combined total of approximately $470 million on an office tower and a residential condominium tower. As at December 31, 2012, the real estate joint venture’s construction-related contractual commitments were approximately $150 million through to 2015.

•                  Operating leases: In the first quarter of 2012, as one of the future office tower tenants, we entered into an operating lease for our new national headquarter premises with the real estate joint venture, at market rates. Operating lease payments for the 20-year term total $230 million, including occupancy costs of $91 million, are expected to commence in 2015.

•                  Construction credit facilities: In the third quarter of 2012, the real estate joint venture signed definitive credit agreements with two Canadian financial institutions (totalling as 50% lender) and TELUS Corporation (as 50% lender) to provide approximately $413 million of construction financing for the TELUS Garden project. The facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

5.              Accounting policy developments

Real estate joint venture

We account for our interest in the TELUS Garden real estate joint venture using the equity method of accounting whereby the investment is initially recorded at cost and subsequently adjusted for additional investments and to recognize our share of earnings or losses of the real estate joint venture and earnings distributed. Unrealized gains and losses from transactions (including contributions) with the real estate joint venture are deferred in proportion to our remaining interest in the real estate joint venture.

Standards, interpretations and amendments not yet effective and not applied

IAS 19, Employee Benefits (amended 2011)

Relative to our current accounting policies and presentation and disclosure practices, the key difference in the amended standard is that the expected long-term rate of return on plan assets will no longer be used for defined benefit plan measurement purposes (and thus will no longer be a significant estimate). In the determination of net income in our case, the effect is that the defined benefit plan expense concepts of “interest cost” and “return on plan assets” will be replaced with the concept of “net interest.” Net interest for each plan is the product of the plan’s surplus (deficit) multiplied by the discount rate. The amended standard does not prescribe where in the results of operations the net interest amount is to be presented, but we expect to present such amount as a component of financing costs upon application of the amended standard.

As our current view, consistent with long-term historical experience, is that the expected long-term rate of return on plan assets would exceed the discount rate (a result of targeting a significant percentage of the defined benefit plan assets to be invested in equity securities), the relative effect of the amended standard is expected to be a decrease in net income and associated per share amounts. The variance, if any, between the actual rate of return on defined benefit plan assets and the discount rate, as well as related effects from the limit on defined benefit assets, if any, would be included in other comprehensive income as a re-measurement. The amended standard is not expected to affect our statement of financial position or the statement of cash flows.

Application of the amended standard in fiscal 2013 will result in retrospective changes to the Consolidated statements of income and other comprehensive income, including the following line items:

Effects of IAS 19 (2011) on Consolidated statements of income and other comprehensive income (unaudited)

Years ended December 31 ($ in millions, except per share amounts)	2012	2011
Operating expenses
Employee benefits expense
As currently reported	2,129	1,893
Effect of applying IAS 19 (2011)	113	113
Adjusted	2,242	2,006
Financing costs
As currently reported	332	377
Effect of applying IAS 19 (2011)	42	6
Adjusted	374	383
Income taxes
As currently reported	457	376
Effect of applying IAS 19 (2011)	(41)	(30)
Adjusted	416	346
Net income
As currently reported	1,318	1,215
Effect of applying IAS 19 (2011)	(114)	(89)
Adjusted	1,204	1,126
Other comprehensive income (loss)
Item never subsequently reclassified to income
Employee defined benefit plans actuarial gains (losses)
As currently reported	(400)	(851)
Effect of applying IAS 19 (2011)	114	89
Adjusted	(286)	(762)

Effects of IAS 19 (2011) on Consolidated statements of income and other comprehensive income (unaudited)

Years ended December 31 ($ in millions, except per share amounts)	2012	2011
Net income per Common Share and Non-Voting Share
Basic
As currently reported	4.05	3.76
Effect of applying IAS 19 (2011)	(0.36)	(0.28)
Adjusted	3.69	3.48
Diluted
As currently reported	4.03	3.74
Effect of applying IAS 19 (2011)	(0.36)	(0.28)
Adjusted	3.67	3.46

Application of the amended standard will also result in retrospective changes to measures reported in MD&A, including:

Effects of IAS 19 (2011) on other measures (unaudited)

Years ended, or as at, December 31	2012	2011
EBITDA ($ millions)
As currently reported	3,972	3,778
Effect of applying IAS 19 (2011) (higher Employee benefits expense)	(113)	(113)
Adjusted	3,859	3,665
EBITDA — wireless segment ($ millions)
As currently reported	2,467	2,186
Effect of applying IAS 19 (2011) (higher Employee benefits expense)	(9)	(9)
Adjusted	2,458	2,177
EBITDA — wireline segment ($ millions)
As currently reported	1,505	1,592
Effect of applying IAS 19 (2011) (higher Employee benefits expense)	(104)	(104)
Adjusted	1,401	1,488
Net debt to EBITDA — excluding restructuring costs (times)
As currently reported	1.6	1.8
Adjusted (higher due to increase in Employee benefits expense)	1.7	1.9
Dividend payout ratio of adjusted net earnings (%)
As currently reported	64	64
Adjusted (higher due to decrease in basic earnings per share)	71	70
Dividend payout ratio (%)
As currently reported	63	62
Adjusted (higher due to decrease in basic earnings per share)	69	67

As a result of applying this amended standard and the reductions of Net income and earnings per share, the Board of Directors has approved a revised dividend payout ratio target guideline of 65% to 75% of sustainable earnings on a prospective basis.

6.              Risks and risk management

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

6.1 Regulatory matters

The following are updates to the Section 10.3 Regulatory matters in TELUS’ annual 2011 MD&A.

Future availability and cost of wireless spectrum

On March 14, 2012, the Canadian federal government initiated written consultations to develop the rules for two spectrum auctions, as well as changes to restrictions on foreign ownership (see Restrictions on foreign ownership below). Industry Canada plans to auction spectrum in the 700 MHz band, currently expected in the second half of 2013, to be followed by an auction for spectrum in the 2,500-2,690 MHz bands in 2014.

A 10 MHz cap was set on the amount of prime 700 MHz spectrum any individual bidder can acquire. We began urban construction of a wireless 4G LTE network in the second half of 2011 and launched services on this network in February

2012 using our AWS spectrum acquired in 2008. An extensive roll-out of 4G LTE wireless service to rural markets is dependent on us bidding on and acquiring 700 MHz spectrum in the planned auction. Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography. In addition, these same capabilities improve the quality of in-building coverage in urban areas.

In addition to establishing rules for the 700 MHz auction, Industry Canada also announced its intent to auction spectrum at 2,500-2,690 MHz in 2014. This spectrum is prime spectrum for LTE in urban locations. Currently most of this spectrum is held by Rogers Communications and Bell Canada through their Inukshuk partnership for fixed broadband. Under the auction rules, all participants will be limited by a 40 MHz cap on bidding on this spectrum in each licence region. In those regions where incumbents exceed the spectrum cap, they will not be required to relinquish and existing spectrum holdings. Since Bell and Rogers already control substantial blocks of this spectrum, their ability to bid in the auction will be restricted absent any divestment of existing blocks. The cap provides an opportunity to significantly increase our spectrum holdings for LTE should we succeed in the auction. However, there is no guarantee we will acquire all of the spectrum we might seek under the cap.

As the outcome of these future auctions are unknown, our capital outlay required to bid successfully and the amounts of spectrum that we may ultimately secure in each region is uncertain.

Restrictions on foreign ownership

TELUS Corporation and its subsidiaries are subject to the foreign ownership and control restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act and associated regulations. Although we believe that TELUS Corporation and its subsidiaries are in compliance with the relevant legislation, there can be no assurance that a future CRTC, Industry Canada or Heritage Canada determination, or events beyond our control, will not result in TELUS ceasing to comply with the relevant legislation. If such a development were to occur, the ability of TELUS subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and Broadcasting Act could be jeopardized and our business could be materially adversely affected.

We must comply with the restrictions on ownership of voting shares by non-Canadians prescribed by Canadian laws, namely the Canadian Telecommunications Common Carrier Ownership and Control Regulations, the Telecommunications Act (collectively, the Telecommunications Regulations), the Broadcasting Act and the Radiocommunication Act. Specifically, to maintain our eligibility to operate certain of our subsidiaries that are Canadian carriers under these laws, the level of non-Canadian ownership of TELUS Common Shares cannot exceed 33 1/3% and TELUS must not otherwise be controlled by non-Canadians. The Telecommunications Regulations give TELUS, which is a carrier-holding corporation of Canadian carriers, certain powers to monitor and control the level of non-Canadian ownership of our voting shares. These powers have been incorporated into TELUS’ Articles and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to: (i) refuse to register a transfer of voting shares to a non-Canadian; (ii) require a non-Canadian to sell any voting shares; (iii) convert voting shares to non-voting shares; and (iv) suspend the voting rights attached to the voting shares in inverse order of registration.

On June 22, 2012, Globalive brought an application to the CRTC alleging, inter alia, that TELUS was not in compliance with foreign-ownership restrictions. Globalive submitted that the CRTC should initiate a public proceeding to examine our compliance with the restrictions on foreign ownership. On December 5, 2012, the CRTC denied Globalive’s request for a review of the ownership of TELUS in Telecom Decision CRTC 2012-665.

Changes to restrictions on foreign ownership for small common carriers

On March 14, 2012, the Canadian federal government announced that it would lift restrictions on foreign ownership for telecommunications common carriers whose annual revenues from the provision of telecommunications services in Canada represent less than 10% of the total annual revenues, as determined by the CRTC, from the provision of telecommunications services. The amendments to the Telecommunications Act subsequently received Royal Assent and are in force. This will give smaller wireless and wireline carriers the opportunity to raise foreign capital to fund their network construction, operating losses and spectrum bids in 2013 and/or 2014. These changes may also drive consolidation amongst smaller carriers or result in the change of control of a smaller carrier or carriers to a large, well-funded foreign carrier. We hope that these changes to foreign-ownership limits provided by the Government are a first step towards the full liberalization of restrictions across the industry. The recent relaxation of restrictions on foreign ownership for “small” common carriers does not apply to broadcasting distribution undertakings.

Broadcasting distribution undertakings / Vertical integration

We hold licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta (renewed in 2009 for a second full seven-year term), and in Eastern Quebec (renewed in 2011 for a second full seven-year term). We also hold a licence to operate a national video-on-demand (VOD) undertaking (renewed until August 31, 2016). Our strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. We do not believe it is necessary to own content, subject to adequate and timely regulatory oversight to prevent undue preference by vertically integrated competitors.

Increasing vertical integration

The broadcasting landscape has undergone significant consolidation, such as with the acquisition by Shaw of the programming services of Canwest Global (a transaction approved by the CRTC in October 2010) and the acquisition by Bell Canada Enterprises (BCE) of control of the programming services of CTVglobemedia (a transaction approved by the CRTC in March 2011). In addition, Rogers Communications and Quebecor continue to own content assets. The proposed acquisition by BCE of Astral Media announced in March 2012 was rejected by the CRTC on October 18, 2012, however BCE and Astral as of November 19, 2012, resubmitted an application to the CRTC for approval and extended the date of closing out as far as mid-2013. The resubmitted application has yet to be made public by Bell-Astral or the CRTC. TELUS opposed BCE’s proposed first attempt to acquire Astral Media on the basis that such concentration of media assets within a large national distribution company would make BCE too dominant in the broadcasting sector and would result in a lessening of competition. TELUS expects to oppose and/or request safeguards against anti-competitive conduct in any future acquisition proposal of Astral Media by BCE or any other vertically integrated broadcasting company. The CRTC is expected to announce a public review process in the near future, including a public hearing to consider the resubmitted application in detail.

CRTC policy decisions and enforcement proceedings

Given the potential for anti-competitive behaviour in a more vertically integrated broadcasting market environment, the CRTC launched a policy hearing in June 2011 to consider what safeguards might be necessary to ensure healthy competition in the broadcasting sector. On September 21, 2011, the CRTC issued Broadcasting Regulatory Policy CRTC 2011-601 (Regulatory framework relating to vertical integration) that set clear safeguards to ensure competition. The decision applies to companies that own both broadcasting content and broadcasting distribution assets. We are a member of the Canadian Independent Distributors Group (CIDG), which filed a request for dispute resolution of specialty TV services controlled by Bell Media Inc.

On April 5, 2012, in Broadcasting Decision CRTC 2012-208, the CRTC set out its determinations and expectations relating to: the packaging of programming services so that consumer choice is enhanced while ensuring that the objectives set out in the Broadcasting Act are fulfilled; pricing incentives; making non-linear rights available on commercially reasonable terms; and a final-offer arbitration process to set rates. The CRTC also indicated its preference for the parties to arrive at a commercially negotiated agreement, prior to final-offer arbitration.

We were not able to conclude a commercially negotiated renewal agreement for carriage of Bell Media signals. Final-offer arbitration submissions and reply comments were filed with the CRTC in June 2012. On July 20, 2012, the CRTC issued Broadcasting Decision CRTC 2012-393, choosing our final offer over Bell Media’s directing the parties to execute our final-offer affiliation agreement within five days. The CRTC recognized that our offer provided consumers greater choice and flexibility, and was innovative in its approach. Notably, our customers will continue to have the discretion to choose sports programming and are not forced to take sports programming as part of the basic “Essentials” channel package.

While we are pleased that the CRTC has selected our final offer that is consistent with the policies adopted in Broadcasting Regulatory Policy CRTC 2011-601, the decision wording provides only weak commitment to enforcing the regulatory safeguards. We filed a new unrelated complaint under the vertical integration framework against Corus Entertainment Inc. in September 2012, relating to a denial of access to its Movie Central / HBO Canada content for TELUS Optik on the Go service, despite this same content being provided by Corus to its related distribution undertakings Shaw Cable and Shaw Direct. We requested that the Commission enforce the new “no head start” provision (S. 6.3 of the Pay Television Regulations). On November 27, 2012, the CRTC issued Broadcasting Decision CRTC 2012-645 in which it disappointingly found that Corus Entertainment did not violate the Pay Television Regulations when it provided Movie Central/HBO Canada content to Shaw prior to making this content available to TELUS.

Value for signal ruling

On December 13, 2012, the Supreme Court of Canada ruled that the CRTC does not have the authority to allow broadcasters to charge subscription fees to distributors such as TELUS for over-the-air TV services. As a result, we will not have to start paying either value for signal or distant signal fees to broadcasters, which would have resulted in material, increased costs that may not have been fully recovered through price increases because of competition in the broadcasting distribution market from vertically integrated broadcasting conglomerates.

Provincial consumer protection legislation / National wireless services consumer code

A number of provinces have introduced, or plan to introduce, amendments to consumer protection legislation that directly or indirectly affect the terms and conditions of providing wireless services. As the rules are not harmonized, they create risks of significant compliance costs for us and other wireless providers. In 2012, we asked the CRTC to act to set mandatory uniform national guidelines.

On October 11, 2012, the CRTC issued Telecom Notice of Consultation CRTC 2012-557, to establish a mandatory code to address the clarity and content of mobile wireless services contracts. This code is intended to be a clear and concise list of consumers’ rights and service providers’ responsibilities. The CRTC released a draft code in January 2013 and a hearing beginning in February will lead to a national wireless code being implemented later in 2013 or early 2014. We are participating in this proceeding and support the establishment of a national wireless services code by the CRTC based on the existing Quebec code.

Risk mitigation for regulatory matters: In respect of restrictions on foreign ownership, we continue to advocate for and encourage the Government to expeditiously move to implement a symmetrical foreign-ownership regime for both telecommunications and broadcast distribution. With respect to the foreign ownership of TELUS Common Shares, we have robust and effective controls in place to ensure that foreign-ownership levels are respected through a reservation and declaration system. In addition, we have a number of remedies available to us under the Telecommunications Act that are reflected in TELUS’ Articles.

In the case of the distribution of broadcasting content, we support a symmetrical regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. We believe that, as long as content is regulated to achieve cultural objectives, this is in the best interest of all carriers and their customers. We continue to advocate the enforcement of the CRTC vertical integration policy and will continue to advocate for further meaningful enforcement and safeguards as required.

We have advocated for the establishment by the CRTC of a national wireless services consumer code to reduce compliance costs and standardize the terms and conditions of service.

6.2 Human resources

The following are updates to the Section 10.4 Human resources in TELUS’ annual 2011 MD&A.

Collective bargaining

In late November 2012, membership of the Syndicat des agents de maîtrise de TELUS (SAMT) strongly endorsed a new collective agreement. The new agreement is in effect through March 2017, and covers approximately 620 professional and supervisory employees in the TELUS Quebec operating region.

6.3 Process risks

The following are updates to the Section 10.5 Process risks in TELUS’ annual 2011 MD&A.

Real estate joint venture (TELUS Garden)

Risks associated with the real estate joint venture include possible construction-related cost overruns, financing risks, reputational risks and, for the commercial component of the joint venture, leasing occupancy risks. There can be no assurance that TELUS Garden will be completed on budget or on time or obtain lease commitments as planned. Accordingly, we are exposed to the risk of loss on investment and loan amounts should the project’s business plan not be successfully realized, and reputational risks should the planned high quality of the project not be realized.

Risk mitigation: We have established a joint venture with subsidiaries of Westbank Holdings Ltd., a leading developer of large commercial and residential real estate projects, to develop TELUS Garden. Westbank brings considerable expertise in the successful management of development projects of the scope and scale of TELUS Garden. The residential condominium project was substantially pre-sold prior to the commencement of construction, and additional deposits are due as construction proceeds. The commercial project obtained significant lease commitments from TELUS and another major tenant prior to commencement of construction, and the proportion committed in February 2013, was over half of leasable space. The success of the commercial project will be dependent on the extent of additional lease commitments obtained in the future, the future leasing market in terms of demand for space and rates in Vancouver for high-quality commercial office space, as well as possible construction cost overruns. Budget-overrun risks for both the residential and commercial projects are mitigated through the use of fixed-price supply contracts, expert project management oversight and insurance of certain risks.

7.              Definitions and reconciliations

7.1 EBITDA (earnings before interest, taxes, depreciation and amortization)

EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA should not be considered an alternative to Net income in measuring the TELUS’ performance, nor should it be used as an exclusive measure of cash flow. We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and for our two segments. EBITDA — excluding restructuring costs is also utilized in measuring compliance with debt covenants (see description in Section 7.4). EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.

As in 2012 and 2011, we may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations, that should not be considered in a valuation metric or should not be included in assessment of ability to service or incur debt.

The CICA’s Canadian Performance Reporting Board defined standardized EBITDA to foster comparability of the measure between entities. Standardized EBITDA is an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological currency and management’s estimate of their useful life. Accordingly, standardized EBITDA comprises revenue less operating costs before interest expense, capital asset amortization and impairment charges, and income taxes.

EBITDA reconciliation

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2012	2011	2012	2011
Net income	291	237	1,318	1,215
Financing costs	86	87	332	377
Income taxes	92	69	457	376
Depreciation	373	342	1,422	1,331
Amortization of intangible assets	105	139	443	479
Impairment losses (reversals) for capital assets	—	—	—	—
EBITDA (standardized EBITDA in CICA guideline)	947	874	3,972	3,778
Deduct gain net of equity losses related to the TELUS Garden residential partnership	—	—	(7)	—
Deduct Transactel gain	—	(1)	—	(17)
Adjusted EBITDA	947	873	3,965	3,761

We also calculate a simple proxy for cash flow at a consolidated level and for our two segments, which may be compared with the reported results of other telecommunications companies and is subject to the potential comparability issues of adjusted EBITDA.

Calculation of adjusted EBITDA less capital expenditures

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2012	2011	2012	2011
EBITDA	947	874	3,972	3,778
Capital expenditures	(521)	(512)	(1,981)	(1,847)
EBITDA less capital expenditures	426	362	1,991	1,931
Adjustments to EBITDA (from above)	—	(1)	(7)	(17)
Adjusted EBITDA less capital expenditures	426	361	1,984	1,914

7.2 Free cash flow

Free cash flow does not have any standardized meaning prescribed by IFRS-IASB and should not be considered an alternative to the Consolidated statements of cash flows. We report free cash flow because it is a key measure that we use to evaluate performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Investors are cautioned that the free cash flow we report may not be comparable to the free cash flow reported by other companies, and it differs from standardized free cash flow defined by the CICA’s Canadian Performance Reporting Board. Our definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before dividends, purchases of spectrum licences, acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables and trade payables).

Free cash flow calculation

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2012	2011	2012	2011
EBITDA (see Section 7.1)	947	874	3,972	3,778
Deduct gain net of equity losses related to the TELUS Garden residential partnership	—	—	(7)	—
Deduct interest income recorded in Other operating income	—	—	(1)	—
Deduct Transactel gain	—	(1)	—	(17)
Restructuring costs net of cash payments	9	6	(4)	(48)
Items from the Consolidated statements of cash flows
Share-based compensation	(20)	(20)	9	(12)
Net employee defined benefit plans expense (recovery)	(3)	(8)	(10)	(32)
Employer contributions to employee defined benefit plans	(28)	(35)	(173)	(298)
Interest paid	(109)	(110)	(337)	(378)
Interest received	1	1	13	1
Income taxes refunded (paid), net	(13)	9	(150)	(150)
Capital expenditures	(521)	(512)	(1,981)	(1,847)
Free cash flow (our definition)	263	204	1,331	997

The Canadian Performance Reporting Board defined standardized free cash flow to foster comparability of the measure between entities. Standardized free cash flow is an indication of an entity’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures and those dividends that are more representative of interest costs. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following reconciles management’s definition of free cash flow with standardized free cash flow and Cash provided by operating activities.

Free cash flow reconciliation

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2012	2011	2012	2011
Cash provided by operating activities	703	742	3,219	2,550
Deduct stipulated dividends	n/a	n/a	n/a	n/a
Capital expenditures	(521)	(512)	(1,981)	(1,847)
Proceeds from disposition of capital assets	4	—	4	—
Standardized free cash flow (CICA guideline)	186	230	1,242	703
Deduct proceeds from disposition of capital assets	(4)	—	(4)	—
Adjustments to reconcile to cash provided by operating activities	81	(26)	93	294
Free cash flow (our definition)	263	204	1,331	997

7.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless telecommunications entity.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of device subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base, divided by Network revenue.

7.4 Definitions of liquidity and capital resource measures

Earnings coverage is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, calculated on a 12-month trailing basis.

Calculation of Earnings coverage

Years ended December 31 ($ millions, except ratio)	2012	2011
Net income attributable to Common Shares and Non-Voting Shares	1,318	1,219
Income taxes	457	376
Gross interest expense	355	389
Numerator	2,130	1,984
Denominator — Gross interest expense	355	389
Ratio (times)	6.0	5.1

Dividend payout ratio and dividend payout ratio of adjusted net earnings: The basic measure is defined as the quarterly dividend declared per Common Share for the most recently completed quarter, as reported in the Consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, losses on redemption of long-term debt, the impacts of a net-cash settlement feature from 2007 to 2012, and items adjusted for in EBITDA. The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and was revised to 65 to 75% from 55 to 65% of sustainable earnings on a prospective basis (see Section 5 Accounting policy developments).

Calculation of Dividend payout ratios

Years ended December 31 ($)	2012	2011
Dividend payout ratio
Numerator — Annualized fourth quarter dividend declared per Common Share and Non-Voting Share	2.56	2.32
Denominator — Net income per Common Share and Non-Voting Share	4.05	3.76
Ratio (%)	63	62
Dividend payout ratio of adjusted net earnings
Numerator (from above)	2.56	2.32
Adjusted net earnings ($ millions)
Net income attributable to Common Shares and Non-Voting Shares	1,318	1,219
Deduct after-tax gain net of equity losses related to the TELUS Garden residential partnership	(6)	—
Deduct net favourable income tax-related adjustments	(12)	(21)
Deduct after-tax Transactel gain	—	(12)
Net-cash settlement feature	(2)	(14)
	1,298	1,172
Denominator — Adjusted net earnings per Common Share	3.98	3.61
Adjusted ratio (%)	64	64

EBITDA — excluding restructuring costs is defined as EBITDA (see Section 7.1), adding back restructuring costs of $48 million for the year ended December 31, 2012, and $35 million for the year ended December 31, 2011. This measure is used in the calculation of Net debt to EBITDA - excluding restructuring costs and EBITDA - excluding restructuring costs interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.

EBITDA — excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is substantially the same as the Coverage Ratio covenant in our credit facilities.

Net debt — The nearest IFRS measure to net debt is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is a component of a ratio used to determine compliance with debt covenants (see Net debt to EBITDA — excluding restructuring costs). We believe that Net debt is a useful measure because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments, and when applicable in previous years, it incorporated exchange rate impact of cross-currency swap agreements put into place to fix the value of U.S. dollar debt.

Calculation of Net debt

At December 31 ($ millions)	2012	2011
Long-term debt including current portion	6,256	6,574
Debt issuance costs netted against long-term debt	26	27
Cash and temporary investments	(107)	(46)
Short-term borrowings	402	404
Net debt	6,577	6,959

Net debt to EBITDA — excluding restructuring costs is defined as Net debt at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. Our long-term guideline range for Net debt to EBITDA is from 1.5 to 2.0 times, which is substantially the same as the Leverage Ratio covenant in our credit facilities.

Net debt to total capitalization measures the proportion of debt used in the capital structure of TELUS.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of debt are included in net interest cost. Net interest costs for 2012 and 2011 are equal to reported Financing costs.

Total capitalization — book value is defined and calculated and as follows.

Calculation of total capitalization

At December 31 ($ millions)	2012	2011
Net debt	6,577	6,959
Owners’ equity	7,686	7,513
Deduct Accumulated other comprehensive income	(40)	(11)
Total capitalization — book value	14,223	14,461

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

	Three months		Twelve months
Periods ended December 31 (millions except per share amounts)	2012	2011	2012	2011
OPERATING REVENUES
Service	$2,598	$2,447	$10,079	$9,606
Equipment	236	216	773	719
	2,834	2,663	10,852	10,325
Other operating income	17	27	69	72
	2,851	2,690	10,921	10,397
OPERATING EXPENSES
Goods and services purchased	1,330	1,316	4,820	4,726
Employee benefits expense	574	500	2,129	1,893
Depreciation	373	342	1,422	1,331
Amortization of intangible assets	105	139	443	479
	2,382	2,297	8,814	8,429
OPERATING INCOME	469	393	2,107	1,968
Financing costs	86	87	332	377
INCOME BEFORE INCOME TAXES	383	306	1,775	1,591
Income taxes	92	69	457	376
NET INCOME	291	237	1,318	1,215
OTHER COMPREHENSIVE INCOME (LOSS)
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	(3)	(4)	6
Foreign currency translation adjustment arising from translating financial statements of foreign operations	2	2	—	4
Change in unrealized fair value of available-for-sale financial assets	22	—	33	—
	25	(1)	29	10
Item never subsequently reclassified to income
Employee defined benefit plans actuarial gains (losses)	(482)	(408)	(400)	(851)
	(457)	(409)	(371)	(841)
COMPREHENSIVE INCOME (LOSS)	$(166)	$(172)	$947	$374
NET INCOME (LOSS) ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$291	$246	$1,318	$1,219
Non-controlling interests	—	(9)	—	(4)
	$291	$237	$1,318	$1,215
TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$(166)	$(163)	$947	$378
Non-controlling interests	—	(9)	—	(4)
	$(166)	$(172)	$947	$374
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
Basic	$0.89	$0.76	$4.05	$3.76
Diluted	$0.89	$0.75	$4.03	$3.74
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	$0.64	$0.58	$2.44	$2.205
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
Basic	326	325	326	324
Diluted	328	327	327	326

condensed interim consolidated statements of financial position	(unaudited)

As at December 31 (millions)	2012	2011
ASSETS
Current assets
Cash and temporary investments, net	$107	$46
Accounts receivable	1,541	1,428
Income and other taxes receivable	25	66
Inventories	350	353
Prepaid expenses	178	144
Derivative assets	9	14
	2,210	2,051
Non-current assets
Property, plant and equipment, net	8,165	7,964
Intangible assets, net	6,181	6,153
Goodwill, net	3,702	3,661
Real estate joint venture	11	—
Other long-term assets	118	81
Investments	58	21
	18,235	17,880
	$20,445	$19,931

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$402	$404
Accounts payable and accrued liabilities	1,511	1,419
Income and other taxes payable	102	25
Dividends payable	208	188
Advance billings and customer deposits	703	655
Provisions	49	88
Current maturities of long-term debt	545	1,066
	3,520	3,845
Non-current liabilities
Provisions	222	122
Long-term debt	5,711	5,508
Other long-term liabilities	1,682	1,343
Deferred income taxes	1,624	1,600
	9,239	8,573
Liabilities	12,759	12,418
Owners’ equity
Common Share and Non-Voting Share equity	7,686	7,513
	$20,445	$19,931

condensed interim consolidated statements of cash flows	(unaudited)

	Three months		Twelve months
Periods ended December 31 (millions)	2012	2011	2012	2011
OPERATING ACTIVITIES
Net income	$291	$237	$1,318	$1,215
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	478	481	1,865	1,810
Deferred income taxes	167	(52)	163	205
Share-based compensation	(20)	(20)	9	(12)
Net employee defined benefit plans expense	(3)	(8)	(10)	(32)
Employer contributions to employee defined benefit plans	(28)	(35)	(173)	(298)
Gain on re-measured 51% Transactel (Barbados) Inc. interest	—	(1)	—	(17)
Other	2	(24)	(5)	(66)
Net change in non-cash operating working capital	(184)	164	52	(255)
Cash provided by operating activities	703	742	3,219	2,550
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	(487)	(522)	(1,950)	(1,867)
Cash payments for acquisitions and related investments	(5)	(22)	(53)	(101)
Real estate joint venture advances and contributions	(6)	—	(73)	—
Real estate joint venture receipts	—	—	47	—
Proceeds on dispositions	—	—	20	—
Other	(16)	(4)	(49)	—
Cash used by investing activities	(514)	(548)	(2,058)	(1,968)
FINANCING ACTIVITIES
Non-Voting Shares issued	1	5	1	24
Dividends paid to holders of Common Shares and Non-Voting Shares	(199)	(179)	(774)	(642)
Issuance and repayment of short-term borrowing	(1)	(35)	(2)	4
Long-term debt issued	2,364	958	5,988	4,068
Redemptions and repayment of long-term debt	(2,288)	(953)	(6,309)	(3,946)
Acquisition of additional equity interest in subsidiary from non-controlling interest	—	—	—	(51)
Dividends paid by a subsidiary to non-controlling interest and other	(4)	—	(4)	(10)
Cash provided (used) by financing activities	(127)	(204)	(1,100)	(553)
CASH POSITION
Increase (decrease) in cash and temporary investments, net	62	(10)	61	29
Cash and temporary investments, net, beginning of period	45	56	46	17
Cash and temporary investments, net, end of period	$107	$46	$107	$46
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)	$(109)	$(110)	$(337)	$(378)
Interest received	$1	$1	$13	$1
Income taxes (inclusive of Investment Tax Credits) (paid), net	$(13)	$9	$(150)	$(150)

segmented information	(unaudited)

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
December 31 (millions)	2012	2011	2012	2011	2012	2011	2012	2011
Operating revenues
External revenue	$1,533	$1,424	$1,318	$1,266	$—	$—	$2,851	$2,690
Intersegment revenue	11	9	43	42	(54)	(51)	—	—
	$1,544	$1,433	$1,361	$1,308	$(54)	$(51)	$2,851	$2,690
EBITDA(1)	$569	$500	$378	$374	$—	$—	$947	$874
CAPEX excluding spectrum licences(2)	$191	$168	$330	$344	$—	$—	$521	$512
EBITDA less CAPEX excluding spectrum licences	$378	$332	$48	$30	$—	$—	$426	$362
					Operating revenues (above)		$2,851	$2,690
					Goods and services purchased		1,330	1,316
					Employee benefits expense		574	500
					EBITDA (above)		947	874
					Depreciation		373	342
					Amortization		105	139
					Operating income		469	393
					Financing costs		86	87
					Income before income taxes		$383	$306

Twelve-month periods ended	Wireless		Wireline		Eliminations		Consolidated
December 31 (millions)	2012	2011	2012	2011	2012	2011	2012	2011
Operating revenues
External revenue	$5,845	$5,462	$5,076	$4,935	$—	$—	$10,921	$10,397
Intersegment revenue	41	38	170	164	(211)	(202)	—	—
	$5,886	$5,500	$5,246	$5,099	$(211)	$(202)	$10,921	$10,397
EBITDA(1)	$2,467	$2,186	$1,505	$1,592	$—	$—	$3,972	$3,778
CAPEX excluding spectrum licences(2)	$711	$508	$1,270	$1,339	$—	$—	$1,981	$1,847
EBITDA less CAPEX excluding spectrum licences	$1,756	$1,678	$235	$253	$—	$—	$1,991	$1,931
					Operating revenues (above)		$10,921	$10,397
					Goods and services purchased		4,820	4,726
					Employee benefits expense		2,129	1,893
					EBITDA (above)		3,972	3,778
					Depreciation		1,422	1,331
					Amortization		443	479
					Operating income		2,107	1,968
					Financing costs		332	377
					Income before income taxes		$1,775	$1,591

(1)         Earnings before interest, taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that we use to evaluate performance of our business and is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX).